

Share Class	Ticker
A	FVOAX
C	FVOCX
Institutional	FVOIX

The information contained herein relates to all classes of the Fund's Shares, as listed above, unless otherwise noted.

Federated Managed Volatility Fund

A Portfolio of Federated Equity Funds

A mutual fund seeking total return while managing the Fund's annualized volatility, by investing primarily in equity and fixed-income securities.

As with all mutual funds, the Securities and Exchange Commission (SEC) and the Commodity Futures Trading Commission (CFTC) have not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

CONTENTS

Fund Summary Information 1

What are the Fund's Investment Strategies? 7

What are the Fund's Principal Investments? 9

What are the Specific Risks of Investing in the Fund? 14

What Do Shares Cost? 19

How is the Fund Sold? 24

Payments to Financial Intermediaries 25

How to Purchase Shares 27

How to Redeem and Exchange Shares 29

Account and Share Information 31

Who Manages the Fund? 34

Financial Information 36

Appendix A: Hypothetical Investment and Expense Information 37

Fund Summary Information

Federated Managed Volatility Fund (the "Fund")

RISK/RETURN SUMMARY: INVESTMENT OBJECTIVE

The Fund's investment objective is to provide total return while managing the Fund's annualized volatility. This objective may be changed by the Fund's Trustees without shareholder approval.

RISK/RETURN SUMMARY: FEES AND EXPENSES

This table describes the fees and expenses that you may pay if you buy and hold Class A Shares (A), Class C Shares (C) and Institutional Shares (IS) of the Fund. You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in certain classes (e.g., A class) of Federated funds. More information about these and other discounts is available from your financial professional and in the "What Do Shares Cost?" section of the Prospectus on page 19.

Shareholder Fees (fees paid directly from your investment)	A	C	IS
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	5.50%	None	None
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, as applicable)	0.00%	1.00%	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends (and other Distributions) (as a percentage of offering price)	None	None	None
Redemption Fee (as a percentage of amount redeemed, if applicable)	None	None	None
Exchange Fee	None	None	None

Annual Fund Operating Expenses (expenses that pay each year as a percentage of the value of your investment)	A	C	IS
Management Fee	0.75%	0.75%	0.75%
Distribution (12b-1) Fee	0.00%[1]	0.75%	None
Other Expenses	0.84%	0.84%	0.59%
Acquired Fund Fees and Expenses	0.03%	0.03%	0.03%
Total Annual Fund Operating Expenses	1.62%	2.37%	1.37%
Fee Waivers and/or Expense Reimbursements[2]	0.57%	0.57%	0.57%
Total Annual Fund Operating Expenses After Fee Waivers and/or Expense Reimbursements	1.05%	1.80%	0.80%

1 The Fund has adopted a Distribution (12b-1) Plan for its Class A Shares pursuant to which the A class of the Fund may incur or charge a Distribution (12b-1) fee of up to a maximum amount of 0.05%. No such fee is currently incurred or charged by the A class of the Fund. The A class of the Fund will not incur or charge such a Distribution (12b-1) fee until such time as approved by the Fund's Board of Trustees (the "Trustees").

2 The Co-Advisers and their affiliates on their own initiative have agreed to waive their fees and/or reimburse expenses so that the total annual fund operating expenses (excluding Acquired Fund Fees and Expenses, expenses allocated from affiliated partnerships, extraordinary expenses, and proxy-related expenses paid by the Fund, if any) paid by the Fund's A, C and IS classes (after the voluntary waivers and/or reimbursements) will not exceed 1.02%, 1.77% and 0.77% (the "Fee Limit"), respectively, up to but not including the later of (the "Termination Date"): (a) January 1, 2016; or (b) the date of the Fund's next effective Prospectus. While the Co-Advisers and their affiliates currently do not anticipate terminating or increasing these arrangements prior to the Termination Date, these arrangements may only be terminated or the Fee Limit increased prior to the Termination Date with the agreement of the Trustees.

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 for the time periods indicated and then redeem all of your Shares at the end of those periods. Expenses assuming no redemption are also shown. The Example also assumes that your investment has a 5% return each year and that operating expenses are as shown in the table above and remain the same. Although your actual costs and returns may be higher or lower, based on these assumptions your costs would be:

Share Class	1 Year	3 Years	5 Years	10 Years
A:				
Expenses assuming redemption	$706	$1,033	$1,383	$2,366
Expenses assuming no redemption	$706	$1,033	$1,383	$2,366
C:				
Expenses assuming redemption	$340	$739	$1,265	$2,706
Expenses assuming no redemption	$240	$739	$1,265	$2,706
IS:				
Expenses assuming redemption	$139	$434	$750	$1,646
Expenses assuming no redemption	$139	$434	$750	$1,646

PORTFOLIO TURNOVER

The Fund pays transaction costs, such as commissions, when it buys and sells securities (or "turns over" its portfolio). A higher portfolio turnover may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, which are not reflected in Annual Fund Operating Expenses or in the Example above, affect the Fund's performance.

RISK/RETURN SUMMARY: INVESTMENTS, RISKS AND PERFORMANCE

What are the Fund's Main Investment Strategies?

The Fund pursues its investment objective by investing in both equity and fixed-income securities that have total return potential. The Fund's Co-Advisers', and overlaying a managed volatility strategy, as described below.

The Fund's Co-Advisers are Federated Global Investment Management Corp. (Fed Global), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA). FEMCOPA is primarily responsible for managing the equity portion of the Fund's portfolio, including equity securities and related derivative contracts. FIMCO is primarily responsible for managing the fixed-income portion of the Fund's portfolio, including fixed income securities and related derivative contracts. Fed Global and FEMCOPA work collaboratively and are primarily responsible for implementing a managed volatility strategy that involves managing the Fund's use of futures contracts to adjust the Fund's expected volatility to a target annualized volatility. Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund's portfolio between equity, fixed income and other investments. Each Co-Adviser also may from time to time consult and work collaboratively with, or be informed by the decisions of or information from, one or both of the other Co-Advisers in connection with making certain investment decisions in regards to the Fund's investment strategies and portfolio, in addition to various compliance, operational and administrative matters. While the Co-Advisers may work collaboratively in connection with the management of the Fund's portfolio as described above, under certain circumstances, such as, for example, when certain personnel at another Co-Adviser are not available, a Co-Adviser may make decisions or otherwise act independently from the other Co-Advisers.

~~Regarding the Fund's equity portfolio, FEMCOPA's~~ process for selecting equity investments seeks to identify mature, mid- to large-cap value companies and securities with high dividend yields that are likely to maintain and increase their dividends. ~~The Co Advisers select~~FEMCOPA seeks to reduce the downside risk and volatility of the Fund's portfolio and to purchase undervalued stocks that may significantly increase in price as the market recognizes the company's true value.

Regarding the Fund's fixed income portfolio, FIMCO selects fixed-income investments that offer high current yields. ~~The Co Advisers expect~~FIMCO expects that these fixed-income investments will primarily be investment-grade debt issues, domestic noninvestment-grade debt securities (also known as "junk bonds" or "high-yield bonds") and foreign investment-grade and noninvestment-grade fixed-income securities, including emerging market debt securities. ~~The Co Advisers~~FIMCO continuously ~~analyze~~analyzes a variety of economic and market indicators, consider the expected performance and risks unique to these categories of fixed-income investments, and attempt to strategically allocate among the categories to achieve strong income across changing business cycles. ~~The Co Advisers do~~FIMCO does not target an average maturity or duration for the Fund's portfolio and may invest in bonds of any maturity range. The Fund may buy or sell foreign currencies or foreign currency forwards in lieu of or in addition to non-dollar denominated fixed-income securities in order to hedge or increase or decrease its exposure to foreign interest rate and/or currency markets.

Certain of the government securities in which the Fund invests are not backed by the full faith and credit of the U.S. government, such as those issued by the Federal Home Loan Mortgage Corporation ("Freddie Mac"), the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Bank System. These entities are, however, supported through federal subsidies, loans or other benefits. The Fund may also invest in government securities that are supported by the full faith and credit of the U.S. government, such as those issued by the Government National Mortgage Association ("Ginnie Mae"). Finally, the Fund may invest in a few government securities that have no explicit financial support, but which are regarded as having implied support because the federal government sponsors their activities.

~~The Co Advisers~~Regarding the Fund's managed volatility strategy, Fed Global and FEMCOPA will use Standard & Poor's 500 (S&P 500) futures contracts (a type of derivative) to target an annualized volatility level for the Fund of approximately 10%. To implement this target volatility management strategy, ~~the Co Advisers~~Fed Global and FEMCOPA will monitor the ~~Fund's~~ forecasted annualized volatility of returns of the entire Fund portfolio, placing a greater weight on recent historical data. It is expected that ~~the Co Advisers~~Fed Global and FEMCOPA will take action to manage the Fund's volatility when the forecasted annualized ~~Fund~~ volatility ~~goes~~of the Fund's entire portfolio falls outside of a lower (8%) ~~and~~or an upper (12%) band. The ~~Co Advisers~~Fund's strategy of managing volatility to a target range seeks to reduce the expected volatility of the Fund's entire portfolio in high volatility environments and to increase the expected volatility of the Fund's entire portfolio in low volatility environments. Fed Global and FEMCOPA believe that the managed volatility strategy may lead to enhanced returns for investors while dampening large swings in the volatility of the Fund's entire portfolio over time. To implement the Fund's managed volatility strategy, Fed Global and FEMCOPA will buy S&P 500 futures contracts (the "Long S&P 500 Futures Positions") in order to seek to raise the Fund's expected volatility level and sell S&P 500 futures contracts (the "Short S&P 500 Futures Positions") to hedge the Fund's entire portfolio and lower the Fund's expected volatility level~~, subject to the additional requirements that, under~~. Under normal market conditions, ~~the Co Advisers~~Fed Global and FEMCOPA will seek to manage the Fund's investments in S&P 500 futures contracts (or other broad-based equity futures) such that:

- The notional ~~amount~~value of the Long S&P 500 Futures Positions generally will not exceed 60% of the Fund's net asset value at any given time; and
- The notional ~~amount~~value of the Short S&P 500 Futures Positions generally will not exceed 40% of the Fund's net asset value at any given time.

Due to these limitations, market conditions, or other factors, the actual or realized volatility of the Fund for any particular period of time may be materially higher or lower than the target level. The volatility of the Fund is a statistical measurement of the frequency and level of changes in the Fund's returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings. The Fund will use Short S&P 500 Futures Positions to hedge the Fund's exposure to long equity positions. The Fund may also use other equity futures or interest rate futures for hedging purposes, and may use derivative contracts and/or hybrid instruments to implement other elements of its investment strategy as more fully described in the Fund's prospectus or SAI.

~~Under~~Regarding the composition of the Fund's portfolio, under normal conditions, ~~the Co-Advisers anticipate investing~~it is anticipated that approximately 40% of the Fund's assets will be invested directly into equity securities and 60% of the Fund's assets will be invested in fixed-income securities and other investments. ~~The Co-Advisers~~Fed Global and FEMCOPA may vary this allocation by +/- 10% for each asset class depending upon its economic and market outlook, as well as a result of favorable investment opportunities. The managed volatility strategy described in the previous paragraph may cause the Fund's effective exposure to the equity asset class to be greater or less than the level of its direct investments in equity securities. ~~The~~In addition to the other risks of investing in the Fund, the managed volatility strategy will also expose the Fund to leverage risk and the risks of investing in derivative contracts.

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate.

What are the Main Risks of Investing in the Fund?

All mutual funds take investment risks. Therefore, it is possible to lose money by investing in the Fund. The primary factors that may reduce the Fund's returns include:

- **Stock Market Risk.** The value of equity securities in the Fund's portfolio will fluctuate and, as a result, the Fund's Share price may decline suddenly or over a sustained period of time. Information publicly available about a company, whether from the company's financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company's shares in the market.
- **Interest Rate Risk.** Prices of fixed-income securities generally fall when interest rates rise.
- **Risk of Managed Volatility Strategy.** There can be no guarantee that the Fund will maintain its target annualized volatility ~~target~~. Furthermore, while the volatility management portion of the strategy seeks ~~competitive~~enhanced returns with more consistent volatility ~~of returns, the attainment and maintenance of~~levels over time, attaining and maintaining the target volatility does not ensure that the Fund will deliver ~~competitive~~enhanced returns. The Fund's managed volatility strategy may expose the Fund to losses (some of which may be sudden) that it would not have otherwise been exposed if ~~it only invested~~the Fund's investment program consisted only of holding securities directly ~~in equity securities~~. For example, the value of the Long S&P 500 Futures Positions (which generally will be up to 60% of the Fund's net asset value) may decline in value due to a decline in the level of the S&P 500, while the value of the Short S&P 500 Futures Position (which generally will be up to 40% of the Fund's net asset value) may decline in value due to an increase in the level of the S&P 500. ~~Furthermore, losses on the Short S&P Futures Position are potentially unlimited.~~

  The Fund will use Short S&P 500 Futures Positions to hedge the Fund's long equity exposure. The Fund's losses on a Short S&P 500 Futures Position could theoretically be unlimited as there is no limit as to how high the S&P 500 can appreciate in value. However, such losses would tend to be offset by the appreciation of the Fund's equity holdings. The use by the Fund of Short S&P 500 Futures Positions to hedge the Fund's long exposure and manage volatility within a target may not be successful.

  Additionally, ~~neither~~the Long ~~nor Short~~ S&P 500 Futures Positions are not being held to hedge the value of the Fund's direct investments in equity securities and, as a result, these futures contracts may decline in value at the same time as the

Fund's direct investments in equity securities. The Fund's managed volatility strategy also exposes shareholders to leverage risk and the risks of investing in derivative contracts.

- **Risk of Investing in Derivative Contracts and Hybrid Instruments.** Derivative contracts and hybrid instruments involve risks different from, or possibly greater than, risks associated with investing directly in securities and other traditional investments. Specific risk issues related to the use of such contracts and instruments include valuation and tax issues, increased potential for losses and/or costs to the Fund, and a potential reduction in gains to the Fund. Each of these issues is described in greater detail in the Prospectus. Derivative contracts and hybrid instruments may also involve other risks described in the Prospectus or the Fund's Statement of Additional Information (SAI), such as stock market, interest rate, credit, currency, liquidity and leverage risks.

- **Leverage Risk.** Leverage risk is created when an investment, which includes, for example, an investment in a derivative contract, exposes the Fund to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Fund's risk of loss and potential for gain.

- **Counterparty Credit Risk.** Credit risk includes the possibility that a party to a transaction involving the Fund will fail to meet its obligations. This could cause the Fund to lose the benefit of the transaction or prevent the Fund from selling or buying other securities to implement its investment strategy.

- **Risk Related to Investing for Value.** The Fund generally uses a "value" style of investing, so that the Fund's Share price may lag that of other funds using a different investment style.

- **Mid-Cap Company Risk.** The Fund may invest in mid-capitalization (or "mid-cap") companies. Mid-cap companies often have narrower markets, limited managerial and financial resources, more volatile performance and greater risk of failure, compared to larger, more established companies. These factors could increase the volatility of the Fund's portfolio, performance and Share price.

- **Large-Cap Company Risk.** The Fund may invest in large capitalization (or "large-cap") companies. In addition, large cap companies may have fewer opportunities to expand the market for their products or services, may focus their competitive efforts on maintaining or expanding their market share, and may be less capable of responding quickly to competitive challenges. These factors could result in the share price of large companies not keeping pace with the overall stock market or growth in the general economy, and could have a negative effect on the Fund's portfolio, performance and Share price.

- **Liquidity Risk.** Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received ratings below investment grade or are not widely held. Trading opportunities are more limited for collateralized mortgage obligations that have complex terms or that are not widely held. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on the Fund's performance. Infrequent trading of securities may also lead to an increase in their price volatility.

- **Risk Associated with Noninvestment-Grade Securities.** Securities rated below investment grade (also known as "junk bonds") may be subject to greater interest rate, credit and liquidity risks than investment-grade securities.

- **Risk Related to the Economy.** Lower grade bond returns are sensitive to changes in the economy.

- **Prepayment Risk.** When homeowners prepay their mortgages in response to lower interest rates, the Fund will be required to reinvest the proceeds at the lower interest rates available. Also, when interest rates fall, the price of mortgage-backed securities may not rise to as great an extent as that of other fixed-income securities.

- **Risk of Foreign Investing.** Because the Fund may invest in securities issued by foreign companies, the Fund's Share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than could otherwise be the case.

- **Risk of Investing in Emerging Markets Countries.** Securities issued or traded in emerging markets, including frontier markets, generally entail greater risks than securities issued or traded in developed markets. Emerging market countries may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally-planned economies. These same risks exist and may be greater in frontier markets.

- **Risk of Investing in ADRs and Domestically Traded Securities of Foreign Issuers.** Because the Fund may invest in American Depositary Receipts (ADRs) and other domestically traded securities of foreign companies, the Fund's Share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than would otherwise be the case.

- **Currency Risk.** Exchange rates for currencies fluctuate daily. Accordingly, the Fund may experience increased volatility with respect to the value of its Shares and its returns as a result of its exposure to foreign currencies through direct holding of such currencies or holding of non-U.S. dollar denominated securities.

- **Eurozone Related Risk.** A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. Additional EU member countries may also fall subject to such difficulties. These events could negatively affect the value and liquidity of the Fund's investments in euro-denominated securities and derivatives contracts, securities of issuers located in the EU or with significant exposure to EU issuers or countries.

- **Exchange-Traded Funds Risk.** An investment in an exchange-traded fund (ETF) generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchanged traded) that has the same investment objectives, strategies and policies. ETFs may also be subject to risks that do not apply to conventional funds, such as the market price of an ETF's shares may trade above or below their net asset value.

- **Sector Risk.** Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole.

- **Custodial Services and Related Investment Costs.** Custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. Such markets have settlement and clearance procedures that differ from those in the United States. In certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Fund to make intended securities purchases due to settlement problems could cause the Fund to miss attractive

investment opportunities. Inability to dispose of a portfolio security caused by settlement problems could result in losses to the Fund due to a subsequent decline in value of the portfolio security. In addition, security settlement and clearance procedures in some emerging countries may not fully protect the Fund against loss of its assets.

■ **Technology Risk.** The Co-Advisers use various technologies in managing the Fund, consistent with its investment objective and strategy described in this Prospectus. For example, proprietary and third-party data and systems are utilized to support decision-making for the Fund. Data imprecision, software or other technology malfunctions, programming inaccuracies and similar circumstances may impair the performance of these systems, which may negatively affect Fund performance.

The Shares offered by this Prospectus are not deposits or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

PERFORMANCE: BAR CHART AND TABLE

A performance bar chart and total return information for the Fund will be provided after the Fund has been in operation for a full calendar year. Updated performance information for the Fund is available under the "Products" section at FederatedInvestors.com or by calling 1-800-341-7400.

HISTORY AND PRIOR PERFORMANCE OF RELATED FUND

Because the Fund and Federated Managed Volatility Fund II (IFMVF) are both managed by the Co-Advisers, have similar investment objectives, and have substantially similar investment strategies and policies, historical performance information for IFMVF may be of interest to Fund investors and is presented below.

Prior to December 2, 2011, the name of IFMVF was "Federated Capital Income Fund II." Effective December 2, 2011, the name of the Fund officially changed to "Federated Managed Volatility Fund II." Simultaneously with the name change, IFMVF began to implement its current investment strategy, which is substantially similar to the investment strategy of the Fund.

Average Annual Total Return Table

In addition to Return Before Taxes, Return After Taxes is shown for IFMVF to illustrate the effect of federal taxes on IFMVF's returns. *Actual after-tax returns depend on each investor's personal tax situation, and are likely to differ from those shown.* After-tax returns are calculated using a standard set of assumptions. The stated returns assume the highest historical **federal** income and capital gains tax rates. These after-tax returns do **not** reflect the effect of any applicable **state** and **local** taxes. After-tax returns are not relevant to investors holding Shares through a 401(k) plan, an Individual Retirement Account and other tax-advantaged investment plans.

(For the Period Ended October 31, 2014)

	1 Year	3 Years	Year to Date
Return Before Taxes	11.30%	14.24%	6.67%
Return After Taxes on Distributions	7.30%	11.68%	2.88%
Return After Taxes on Distributions and Sale of Fund Shares	7.24%	10.32%	4.25%
Blended Index[1] (reflects no deduction for fees, expenses or taxes)	9.68%	11.74%	7.51%
Standard & Poor's 500 Index[2] (reflects no deduction for fees, expenses or taxes)	17.27%	19.77%	10.99%
Russell 1000® Value Index[1] (reflects no deduction for fees, expenses or taxes)	16.46%	20.42%	10.50%

1   *The Blended Index is comprised of 40% Russell 1000® Value Index/20% Barclays Emerging Markets Bond Index/20% Barclays U.S. Corporate High Yield 2% Issuer Capped Index/20% Barclays Mortgage-Backed Securities Index. The Russell 1000® Value Index measures the performance of the large-cap value segment of the U.S. equity universe. It includes those Russell 1000® Index companies with lower price-to-book ratios and lower expected growth values. The Russell 1000® Value Index is constructed to provide a comprehensive and unbiased barometer for the large-cap value segment. The Russell 1000® Value Index is completely reconstituted annually to ensure new and growing equities are included and that the represented companies continue to reflect value characteristics. The Barclays Emerging Market Bond Index tracks total returns for external-currency-denominated debt instruments of the emerging markets. The Barclays U.S. Corporate High Yield 2% Issuer Capped Index is an issuer-constrained version of the Barclays U.S. Corporate High-Yield Index that measures the market of USD-denominated, noninvestment grade, fixed-rate, taxable corporate bonds. The index follows the same rules as the uncapped index but limits the exposure of each issuer to 2% of the total market value and redistributes any excess market value index-wide on a pro-rata basis. The Barclays Mortgage-Backed Securities Index covers agency mortgage-backed pass-through securities (both fixed-rate and hybrid ARM) issued by Ginnie Mae*

(GNMA), Fannie Mae (FNMA) and Freddie Mac (FHLMC).

2   *The Standard and Poor's 500 Index is an unmanaged capitalization-weighted index of 500 stocks designed to measure performance of the broad domestic economy through changes in the aggregate market value of 500 stocks representing all major industries.*

With respect to the information contained in this table, please note the following:

■ The performance history relates solely to IFMVF and should not be considered as an indication of the past or future performance of the Fund (or the future performance of IFMVF);

■ The performance history of IFMVF is not a substitute for the performance history of the Fund;

- IFMVF has only been managed with its current investment strategy since December 2, 2011. This, as well as any differences in applicable charges and expenses, will contribute to differing performance between the two funds in any given period;
- The net fees and expenses of IFMVF are higher than the anticipated net fees and expenses of the IS class of the Fund; therefore, the performance of IFMVF is lower than it would be if it was adjusted to reflect the net fees and expenses applicable to the IS class of the Fund; and
- IFMVF shares are available exclusively as a funding vehicle for life insurance companies writing variable life insurance policies and variable annuity contracts. Shares of IFMVF are not sold to the general public.

Mutual fund performance changes over time and may vary significantly from what is shown above. Investment return and principal value will fluctuate, so when Shares are redeemed they may be worth more or less than the original cost.

FUND MANAGEMENT

The Fund's Investment Advisers are Federated Global Investment Management Corp. ("Fed Global"), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA) (collectively, the "Co-Advisers").

Fed Global

James P. Gordon, Jr., Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014.

FEMCOPA

Michael T. Dieschbourg, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014.

John L. Nichol, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014.

Linda ~~Bakhshain, Portoflio~~ Bakhshian, Portfolio Manager, has been the Fund's portfolio manager since December 2014.

Damian M. McIntyre, Associate Portfolio Manager, has been the Fund's portfolio manager since December 2014.

FIMCO

Jerome D. Conner, Portfolio Manager, has been the Fund's portfolio manager since December 2014.

Mark E. Durbiano, Senior Portfolio Manager, has been the high-yield affiliated fund's portfolio manager since August 1996.

Ihab Salib, Senior Portfolio Manager, has been the emerging markets affiliated fund's portfolio manager since May 2013.

Todd A. Abraham, Senior Portfolio Manager, has been the mortgage-backed affiliated fund's portfolio manager since August 1996.

PURCHASE AND SALE OF FUND SHARES

You may purchase, redeem or exchange Shares of the Fund on any day the New York Stock Exchange is open. Shares may be purchased through a financial intermediary firm that has entered into a Fund selling and/or servicing agreement with the Distributor or an affiliate ("Financial Intermediary") or directly from the Fund, by wire or by check. Please note that certain purchase restrictions may apply. Redeem or exchange Shares through a financial intermediary or directly from the Fund by telephone at 1-800-341-7400 or by mail.

A & C Classes

The minimum investment amount for the Fund's A and C classes is generally $1,500 for initial investments and $100 for subsequent investments. The minimum initial and subsequent investment amounts for Individual Retirement Accounts are generally $250 and $100, respectively. There is no minimum initial or subsequent investment amount for employer-sponsored retirement plans. The minimum investment for Systematic Investment Programs is $50.

IS Class

The minimum initial investment amount for the Fund's IS class is generally $1,000,000 and there is no minimum subsequent investment amount. The minimum investment amount for Systematic Investment Programs is $50.

TAX INFORMATION

The Fund's distributions are taxable as ordinary income or capital gains except when your investment is through a 401(k) plan, an Individual Retirement Account or other tax-advantaged investment plan.

PAYMENTS TO BROKER-DEALERS AND OTHER FINANCIAL INTERMEDIARIES

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and/or its related companies may pay the intermediary for the sale of Fund Shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

What are the Fund's Investment Strategies?

While there is no assurance that the Fund will achieve its investment objective, it endeavors to do so by following the strategies and policies described in this Prospectus. The Fund's Statement of Additional Information (SAI) provides information about the Fund's non-principal strategies.

The Fund pursues its investment objectives by investing in equity and fixed-income securities that have total return potential, and overlaying a managed volatility strategy, as described below. The Fund's portfolio will normally be invested in both stocks and, bonds and futures contracts, as well as certain other permitted investments. A description of the various types of securities and other investments in which the Fund principally invests, and their risks, immediately follows this strategy section.

The Fund's Co-Advisers are Federated Global Investment Management Corp. (Fed Global), Federated Investment Management Company (FIMCO) and Federated Equity Management Company of Pennsylvania (FEMCOPA). FEMCOPA is primarily responsible for managing the equity portion of the Fund's portfolio, including equity securities and related derivative contracts. FIMCO is primarily responsible for managing the fixed-income portion of the Fund's portfolio, including fixed income securities and related derivative contracts.   Fed Global and FEMCOPA work collaboratively and are primarily responsible for implementing a managed volatility strategy that involves managing the Fund's use of futures contracts to adjust the Fund's expected volatility to a target annualized volatility. Fed Global and FEMCOPA also are primarily responsible for determining the allocation of the Fund's portfolio between equity, fixed income and other investments. Each Co-Adviser also may from time to time consult and work collaboratively with, or be informed by the decisions of or information from, one or both of the other Co-Advisers in connection with making certain investment decisions in regards to the Fund's investment strategies and portfolio, in addition to various compliance, operational and administrative matters. While the Co-Advisers may work collaboratively in connection with the management of the Fund's portfolio as described above, under certain circumstances, such as, for example, when certain personnel at another Co-Adviser are not available, a Co-Adviser may make decisions or otherwise act independently from the other Co-Advisers.

The Co-Advisers actively manage the Fund's portfolio by seeking to provide shareholders with higher current income and less volatility than would normally be available from a portfolio invested entirely in equities. The Fund seeks to provide, in a single portfolio, substantially all of the active management opportunities consistent with its investment objective in balancing income opportunities and risk across equity and fixed-income markets and sectors and in selecting securities within equity and fixed-income market sectors.

Fed Global and FEMCOPA will use S&P 500 futures contracts (a type of derivative) to target an annualized volatility level for the Fund of approximately 10%. To implement this volatility management strategy, Fed Global and FEMCOPA will monitor the Fund's forecasted annualized volatility of returns, placing a greater weight on recent historical data. It is expected that Fed Global and FEMCOPA will take action to manage the Fund's volatility when the forecasted annualized Fund volatility goes outside of a lower (8%) and an upper (12%) band. Fed Global and FEMCOPA will buy S&P 500 futures contracts (the "Long S&P 500 Futures Positions") in order to raise the Fund's expected volatility level and sell S&P 500 futures contracts (the "Short S&P 500 Futures Positions") to lower the Fund's expected volatility level, subject to the additional requirements that, under normal market conditions, Fed Global and FEMCOPA will seek to manage the Fund's investments in S&P 500 futures contracts (or other broad-based equity futures) such that:

- The notional amount of the Long S&P 500 Futures Positions generally will not exceed 60% of the Fund's net asset value at any given time; and
- The notional amount of the Short S&P 500 Futures Positions generally will not exceed 40% of the Fund's net asset value at any given time.

Due to these limitations, market conditions, or other factors, the actual or realized volatility of the Fund for any particular period of time may be materially higher or lower than the target level. The volatility of the Fund is a statistical measurement of the frequency and level of changes in the Fund's returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings.

The performance of the Fund should be evaluated over longer periods of time. Even small differences in shorter time periods for comparison can have a substantial impact on returns. For example, the so-called "value premium" (the historical outperformance of value stocks over growth stocks) occurs only over longer time periods. The Fund's fixed-income portfolio will be invested primarily to maximize total return which consists of income and capital appreciation.

~~The Co-Advisers divide the Fund's portfolio between equity and fixed-income investments to provide less volatility than a portfolio would be if invested entirely in equities. The Co Advisers then adjust the initial allocation based on the Adviser's expectations for the performance and risk of the stocks and bonds in which the Fund invests while taking into consideration the Fund's objective of emphasizing total return. Under normal conditions, the Co-Advisers anticipate investing approximately 40% of the Fund's assets in equity securities and 60% of the Fund's assets in fixed-income securities and other investments. The Co-Advisers may vary this allocation by +/ 10% for each asset class depending upon its economic and market outlook, as well as a result of favorable investment opportunities. The Fund's volatility strategy may cause its effective exposure to the equity asset class to be greater or less than the level of its direct investments in equity securities and the volatility strategy will expose the Fund to leverage risk.~~

~~Fed Global and~~ Regarding the Fund's equity portfolio, FEMCOPA's process for selecting equity investments attempts to identify mid- to large-cap value companies and securities with high dividend yields that are likely to maintain and increase their dividends. A security's dividend yield is high when it is higher than the current yield of the stock market. By investing in companies and securities with high dividend yields, ~~Fed Global and~~ FEMCOPA seeks to reduce the downside risk and volatility of the Fund's portfolio and to purchase undervalued stocks that may significantly increase in price as the market recognizes the company's true value.

After identifying investment candidates through a screening process, ~~Fed Global and FEMCOPA~~ performs fundamental research and analysis to select securities. ~~Fed Global and~~ FEMCOPA's key buy criteria favor companies operating within mature industries, with long operating histories, that are market leaders, with well-known brand names or market franchises or with above average sales and strong cash flows that have efficient capital allocation processes.

Regarding the Fund's fixed income portfolio, FIMCO's process for selecting fixed-income investments begins by allocating the fixed-income portion of the Fund's portfolio among primarily the following categories of the fixed-income market: investment-grade debt issues; domestic noninvestment-grade debt securities; and foreign investment-grade and noninvestment-grade fixed-income securities, including emerging market debt securities. Historically, these three categories have both offered higher current yields than

U.S. government securities and had a low correlation of returns. Therefore, FIMCO continuously analyzes a variety of economic and market indicators, consider the expected performance and risks unique to each category, and attempt to strategically allocate among the categories to achieve strong income across changing business cycles while using the low correlation of returns to reduce portfolio risk. FIMCO does not target an average maturity or duration for the Fund's portfolio and may invest in bonds of any maturity or duration.

The selection of individual fixed-income securities involves an approach that is specific to each category of securities and that relates, in part, to the risks inherent in the underlying sectors that comprise each category. These risks include credit risk, interest rate risk, currency risk and risks of foreign investing. The following are examples of the analyses used by FIMCO to select securities:

- ~~FIMCO employs a fundamental analysis to determine the best debt securities within specific credit quality constraints. For investments in corporate issuers, FIMCO analyzes the business, competitive position and general financial condition of the issuer to determine whether a security's credit risk is commensurate with its potential return. The Fund may also invest in U.S. government and mortgage-backed securities when it believes those securities offer better relative value than investment-grade corporate debt securities.~~
- ~~Noninvestment-grade debt issues (also known as "junk bonds" or "high-yield bonds") have higher yields than investment-grade issues. The Adviser attempts to select high yield bonds that offer superior potential returns for the default risks being assumed.~~

- FIMCO employs a fundamental analysis to determine the best debt securities within specific credit quality constraints. For investments in corporate issuers, FIMCO analyzes the business, competitive position and general financial condition of the issuer to determine whether a security's credit risk is commensurate with its potential return. The Fund may also invest in U.S. government and mortgage-backed securities when it believes those securities offer better relative value than investment-grade corporate debt securities.

- Noninvestment-grade debt issues (also known as "junk bonds" or "high-yield bonds") have higher yields than investment-grade issues. The Adviser attempts to select high-yield bonds that offer superior potential returns for the default risks being assumed.

The Fund invests in both foreign government and foreign debt obligations, which may be denominated in either foreign currency or U.S. dollars. The issuers of these securities may be located in either emerging or developed markets. Investors in emerging market debt securities receive higher yields as compensation for assuming the higher credit risks of the issuers or other market risks of investing in emerging market countries. Historically, returns of emerging market debt securities have had low correlation with the returns of both lower-rated debt securities issued by corporations in the United States (high-yield bonds) and investment-grade securities of developed market countries. As a result, the addition of these securities to the portfolio may reduce portfolio risk and still provide the benefits of higher average portfolio returns over longer periods of time. There is no assurance that this relatively low correlation of returns will continue in the future. The Fund may buy or sell foreign currencies or foreign currency forwards in lieu of or in addition to non-dollar denominated fixed-income securities in order to hedge or increase or decrease its exposure to foreign interest rate and/or currency markets.

Under normal conditions, FIMCO anticipates allocating investments within the fixed-income asset class as follows: 20% of the Fund's assets to high-quality, investment-grade, fixed-income investments; 20% of the Fund's to domestic noninvestment-grade, fixed-income investments (commonly called "junk" or "high-yield" bonds); 20% of the Fund's assets to foreign investment-grade and noninvestment-grade, fixed-income investments. FIMCO may vary this allocation by +/-10% for each asset class depending upon its economic and market outlook, as well as a result of favorable investment opportunities.

Regarding the Fund's managed volatility strategy, Fed Global and FEMCOPA will use S&P 500 futures contracts (a type of derivative) to target an annualized volatility level for the Fund of approximately 10%. To implement this target volatility management strategy, Fed Global and FEMCOPA will monitor the forecasted annualized volatility of returns of the entire Fund portfolio, placing a greater weight on recent historical data. It is expected that Fed Global and FEMCOPA will take action to manage the Fund's volatility when the forecasted annualized volatility of the Fund's entire portfolio falls outside of a lower (8%)

or an upper (12%) band. The Fund's strategy of managing volatility to a target range seeks to reduce the expected volatility of the Fund's entire portfolio in high volatility environments and to increase the expected volatility of the Fund's entire portfolio in low volatility environments. Fed Global and FEMCOPA believe that the managed volatility strategy may lead to enhanced returns for investors while dampening large swings in the volatility of the Fund's entire portfolio over time. To implement the Fund's managed volatility strategy, Fed Global and FEMCOPA will buy S&P 500 futures contracts (the "Long S&P 500 Futures Positions") in order to seek to raise the Fund's expected volatility level and sell S&P 500 futures contracts (the "Short S&P 500 Futures Positions") to hedge the Fund's entire portfolio and lower the Fund's expected volatility level. Under normal market conditions, Fed Global and FEMCOPA will seek to manage the Fund's investments in S&P 500 futures contracts (or other broad-based equity futures) such that:

- The notional value of the Long S&P 500 Futures Positions generally will not exceed 60% of the Fund's net asset value at any given time; and
- The notional value of the Short S&P 500 Futures Positions generally will not exceed 40% of the Fund's net asset value at any given time.

Due to these limitations, market conditions, or other factors, the actual or realized volatility of the Fund for any particular period of time may be materially higher or lower than the target level. The volatility of the Fund is a statistical measurement of the frequency and level of changes in the Fund's returns without regard to the direction of those changes. Volatility may result from rapid and dramatic price swings. The Fund will use Short S&P 500 Futures Positions to hedge the Fund's exposure to long equity positions. The Fund may also use other equity futures or interest rate futures for hedging purposes.

Regarding the composition of the Fund's portfolio, the Co-Advisers divide the Fund's portfolio between equity and fixed-income investments to provide less volatility than a portfolio would be if invested entirely in equities. Fed Global and FEMCOPA then adjust the initial allocation based on their expectations for the performance and risk of the stocks and bonds in which the Fund invests while taking into consideration the Fund's objective of emphasizing total return. Under normal conditions, it is anticipated that approximately 40% of the Fund's assets will be invested in equity securities and 60% of the Fund's assets will be invested in fixed-income securities and other investments. Fed Global and FEMCOPA may vary this allocation by +/-10% for each asset class depending upon its economic and market outlook, as well as a result of favorable investment opportunities. The Fund's managed volatility strategy may cause its effective exposure to the equity asset class to be greater or less than the level of its direct investments in equity securities. In addition to the other risks of investing in the Fund, the managed volatility strategy will expose the Fund to leverage risk and the risks of investing in derivative contracts.

When selecting the underlying investments for the Fund, the Co-Advisers can invest directly in individual securities or may invest in other funds advised by the Co-Advisers or their affiliates. These funds may include funds which are not available for general investment by the public. The investment companies in which the fund invests are managed independently of the Fund and may incur additional expenses.

The Fund may useEach Co-Adviser also may use the equity and interest rate futures discussed above, and/or other derivative contracts and/or hybrid instruments, to implement elements of its investment strategy. For example, the Funda Co-Adviser may use derivative contracts or hybrid instruments to increase or decrease the portfolio's exposure to the investment(s) underlying the derivative or hybrid in an attempt to benefit from changes in the value of the underlying investment(s). Additionally, by way of example, the Funda Co-Adviser may use derivative contracts in an attempt to:

- increase or decrease the effective duration of the Fund portfolio;
- obtain premiums from the sale of derivative contracts;
- realize gains from trading a derivative contract; or
- hedge against potential losses.

There can be no assurance that the Fund'sa Co-Adviser's use of derivative contracts or hybrid instruments will work as intended.

PORTFOLIO TURNOVER

The Fund actively trades its portfolio securities in an attempt to achieve its investment objective. Active trading will cause the Fund to have an increased portfolio turnover rate. Actively trading portfolio securities increases the Fund's trading costs and may have an adverse impact on the Fund's performance.

TEMPORARY INVESTMENTS

The Fund may temporarily depart from its principal investment strategies by investing its assets in shorter-term debt securities and similar obligations or holding cash. It may do this in response to unusual circumstances, such as: adverse market, economic or other conditions (for example, to help avoid potential losses, or during periods when there is a shortage of appropriate securities); to maintain liquidity to meet shareholder redemptions; or to accommodate cash inflows. It is possible that such investments could affect the Fund's investment returns and/or the ability to achieve the Fund's investment objectives. Additionally, although an annualized volatility level of 10% is normally targeted for the Fund, the Adviser under certain market conditions may target a lower volatility level for the Fund.

What are the Fund's Principal Investments?

The following provides general information on the Fund's principal investments. The Fund's Statement of Additional Information (SAI) provides information about the Fund's non-principal investments and may provide additional information about the Fund's principal investments.

EQUITY SECURITIES

Equity securities represent a share of an issuer's earnings and assets, after the issuer pays its liabilities. The Fund cannot predict the income it will receive from equity securities because issuers generally have discretion as to the payment of any dividends or distributions. However, equity securities offer greater potential for appreciation than many other types of securities, because their value increases directly with the value of the issuer's business.

The following describes the equity securities in which the Fund principally invests.

Common Stocks

Common stocks are the most prevalent type of equity security. Common stocks receive the issuer's earnings after the issuer pays its creditors and any preferred stockholders. As a result, changes in an issuer's earnings directly influence the value of its common stock.

Preferred Stocks

Preferred stocks have the right to receive specified dividends or distributions before the issuer makes payments on its common stock. Some preferred stocks also participate in dividends and distributions paid on common stock. Preferred stocks may also permit the issuer to redeem the stock. The Fund may treat such redeemable preferred stock as a fixed-income security.

Real Estate Investment Trusts (REITs)

REITs are real estate investment trusts that lease, operate and finance commercial real estate. REITs are exempt from federal corporate income tax if they limit their operations and distribute most of their income. Such tax requirements limit a REIT's ability to respond to changes in the commercial real estate market.

FIXED-INCOME SECURITIES

Fixed-income securities pay interest, dividends or distributions at a specified rate. The rate may be a fixed percentage of the principal or may be adjusted periodically. In addition, the issuer of a fixed-income security must repay the principal amount of the security, normally within a specified time. Fixed-income securities provide more regular income than equity securities. However, the returns on fixed-income securities are limited and normally do not increase with the issuer's earnings. This limits the potential appreciation of fixed-income securities as compared to equity securities.

A security's yield measures the annual income earned on a security as a percentage of its price. A security's yield will increase or decrease depending upon whether it costs less (a "discount") or more (a "premium") than the principal amount. If the issuer may redeem the security before its scheduled maturity, the price and yield on a discount or premium security may change based upon the probability of an early redemption. Securities with higher risks generally have higher yields.

The following describes the fixed-income securities in which the Fund principally invests:

Treasury Securities (A Fixed-Income Security)

Treasury securities are direct obligations of the federal government of the United States. Treasury securities are generally regarded as having minimal credit risks.

Government Securities (A Fixed-Income Security)

Government securities are issued or guaranteed by a federal agency or instrumentality acting under federal authority. Some government securities, including those issued by Government National Mortgage Association ("Ginnie Mae"), are supported by the full faith and credit of the United States.

Other government securities receive support through federal subsidies, loans or other benefits. For example, the U.S. Treasury is authorized to purchase specified amounts of securities issued by (or otherwise make funds available to) the Federal Home Loan Bank System, Federal Home Loan Mortgage Corporation ("Freddie Mac") and Federal National Mortgage Association ("Fannie Mae") in support of such obligations.

A few government securities have no explicit financial support, but are regarded as having implied support because the federal government sponsors their activities.

The Fund treats mortgage-backed securities guaranteed by a federal agency or instrumentality as government securities. Although such a guarantee protects against credit risk, it does not eliminate it entirely or reduce other risks.

Corporate Debt Securities (A Fixed-Income Security)

Corporate debt securities are fixed-income securities issued by businesses. Notes, bonds, debentures and commercial paper are the most prevalent types of corporate debt securities. The Fund may also purchase interests in bank loans to companies. The credit risks of corporate debt securities vary widely among issuers.

In addition, the credit risk of an issuer's debt security may vary based on its priority for repayment. For example, higher ranking ("senior") debt securities have a higher priority than lower ranking ("subordinated") securities. This means that the issuer might not make payments on subordinated securities while continuing to make payments on senior securities. In addition, in the event of bankruptcy, holders of senior securities may receive amounts otherwise payable to the holders of subordinated securities. Some subordinated securities, such as trust-preferred and capital-securities notes, also permit the issuer to defer payments under certain circumstances. For example, insurance companies issue securities known as surplus notes that permit the insurance company to defer any payment that would reduce its capital below regulatory requirements.

Loan Instruments (A Fixed-Income Security)

The Fund may invest in loan (and loan-related) instruments, which are interests in amounts owed by a corporate, governmental or other borrower to lenders or groups of lenders known as lending syndicates (loans and loan participations). Such instruments include, but are not limited to, interests in trade finance loan transactions, pre-export/import finance transactions, factoring, syndicated loan transactions and forfaiting transactions.

Trade finance refers generally to loans made to producers, sellers, importers and/or exporters in relation to commodities, goods or services. Such loans typically have short-to-medium term maturities and will generally be self-liquidating (i.e., as the goods or commodities are sold, proceeds from payments for such goods or commodities are used to pay the principal on the loan prior to being distributed to the borrower). Typically, administration of the instrument, including the collection and allocation of principal and interest payments due from the borrower, is the responsibility of a single bank that is a member of the lending syndicate and referred to as the agent bank or mandated lead arranger.

Loan instruments may be secured or unsecured. If secured, then the lenders have been granted rights to specific property (such as receivables, tangible goods, real property or commodities), which is commonly referred to as collateral. The purpose of securing a loan is to allow the lenders to exercise their rights over the collateral if the loan is not repaid as required by the terms of lending agreement. Unsecured loans expose the lenders to increased credit risk.

The loan instruments in which the Fund may invest may involve borrowers, agent banks, co-lenders and collateral located both in the United States and outside of the United States (in both developed and emerging markets).

The Fund treats loan instruments as a type of fixed-income security. Investments in loan instruments may expose the Fund to interest rate risk, credit risk, liquidity risk and leverage risk. (For purposes of the descriptions in this Prospectus of these various risks, references to "issuer," include borrowers in loan instruments.) Many loan instruments incorporate risk mitigation and insurance products into their structures, in order to manage these risks. There is no guarantee that these risk management techniques will work as intended.

Mortgage-Backed Securities (A Fixed-Income Security)

A mortgage-backed security (MBS) is a type of pass-through security, which is a pooled debt obligation repackaged as interests that pass principal and interest through an intermediary to investors. In the case of MBS, the ownership interests are issued by a trust and represent participation interests in pools of adjustable and fixed-rate mortgage loans. MBS are most commonly issued or guaranteed by the U.S. government (or one of its agencies or instrumentalities). Unlike conventional debt obligations, MBS provide monthly payments derived from the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans. Most MBS make these payments monthly; however, certain MBS are backed by mortgage loans which do not generate monthly payments but rather generate payments less frequently.

The MBS acquired by the Fund could be secured by fixed-rate mortgages, adjustable rate mortgages or hybrid adjustable rate mortgages. Adjustable rate mortgages are mortgages whose interest rates are periodically reset when market rates change. A hybrid adjustable rate mortgage ("hybrid ARM") is a type of mortgage in which the interest rate is fixed for a specified period and then resets periodically, or floats, for the remaining mortgage term. Hybrid ARMs are usually referred to by their fixed and floating periods. For example, a "5/1 ARM" refers to a mortgage with a five-year, fixed-interest rate period, followed by 25 annual interest rate adjustment periods.

Investments in MBS expose the Fund to interest rate, prepayment and credit risks.

Credit Enhancement

Credit enhancement consists of an arrangement in which a company agrees to pay amounts due on a fixed-income security if the issuer defaults. In some cases the company providing credit enhancement makes all payments directly to the security holders and receives reimbursement from the issuer. Normally, the credit enhancer has greater financial resources and liquidity than the issuer. For this reason, the Adviser usually evaluates the credit risk of a fixed-income security based solely upon its credit enhancement.

Convertible Securities (A Fixed-Income Security)

Convertible securities are fixed-income securities or preferred stocks that the Fund has the option to exchange for equity securities at a specified conversion price. The option allows the Fund to realize additional returns if the market price of the equity securities exceeds the conversion price. For example, the Fund may hold fixed-income securities that are convertible into shares of common stock at a conversion price of $10 per share. If the market value of the shares of common stock reached $12, the Fund could realize an additional $2 per share by converting its fixed-income securities.

Convertible securities have lower yields than comparable fixed-income securities. In addition, at the time a convertible security is issued, the conversion price exceeds the market value of the underlying equity securities. Thus, convertible securities may provide lower returns than non-convertible, fixed-income securities or equity securities depending upon changes in the price of the underlying equity securities. However, convertible securities permit the Fund to realize some of the potential appreciation of the underlying equity securities with less risk of losing its initial investment.

DERIVATIVE CONTRACTS

Derivative contracts are financial instruments that require payments based upon changes in the values of designated securities, commodities, currencies, indices, or other assets or instruments including other derivative contracts, (each a "Reference Instrument" and collectively, "Reference Instruments"). Each party to a derivative contract may sometimes be referred to as a counterparty. Some derivative contracts require payments relating to an actual, future trade involving the Reference Instrument. These types of derivatives are frequently referred to as "physically settled" derivatives. Other derivative contracts require payments relating to the income or returns from, or changes in the market value of, a Reference Instrument. These types of derivatives are known as "cash-settled" derivatives, since they require cash payments in lieu of delivery of the Reference Instrument.

Many derivative contracts are traded on securities or commodities exchanges. In this case, the exchange sets all the terms of the contract except for the price. Investors make payments due under their contracts through the exchange. Most exchanges require investors to maintain margin accounts through their brokers to cover their potential obligations to the exchange. Parties to the contract make (or collect) daily payments to the margin accounts to reflect losses (or gains) in the value of their contracts. This protects investors against potential defaults by the other party to the contract. Trading contracts on an exchange also allows investors to close out their contracts by entering into offsetting contracts.

The Fund may also trade derivative contracts over-the-counter (OTC) in transactions negotiated directly between the Fund and a financial institution. OTC contracts do not necessarily have standard terms, so they may be less liquid and more difficult to close out than exchange-traded contracts. In addition, OTC contracts with more specialized terms may be more difficult to value than exchange-traded contracts, especially in times of financial stress.

Regulations enacted by the Commodity Futures Trading Commission (the CFTC) under the Dodd-Frank Wall Street Reform and Consumer Protection Act may require the Fund to clear certain derivative contracts through a clearinghouse or central counterparty (a CCP). To clear a derivative through the CCP, the Fund will submit the contract to, and post margin with, a futures commission merchant (FCM) that is a clearinghouse member. The Fund may enter into the swap with a financial institution other than the FCM (the "Executing Dealer") and arrange for the contract to be transferred to the FCM for clearing. It may also enter into the contract with the FCM itself. If the Fund must centrally clear a transaction, the CFTC's regulations may also require that the derivative be entered into over a market facility that is known as a "swap execution facility" or SEF. Also, in the future, the CFTC's regulations may require that certain electronically traded contracts

be entered into over SEFs, even if those contracts are not subject to mandatory central clearing. The CCP, SEF, FCM and Executing Dealer are all subject to regulatory oversight by the CFTC. Similar regulatory requirements will apply to contracts that are subject to the jurisdiction of the Securities and Exchange Commission (SEC), although the SEC has not yet finalized its regulations.

Depending on how the Fund uses derivative contracts and the relationships between the market value of a derivative contract and the Reference Instrument, derivative contracts may increase or decrease the Fund's exposure to the risks of the Reference Instrument, and may also expose the Fund to liquidity and leverage risks. OTC contracts also expose the Fund to credit risks in the event that a counterparty defaults on the contract, although this risk may be mitigated by submitting the contract for clearing through a CCP.

Payment obligations arising in connection with derivative contracts are frequently required to be secured with margin (which is commonly called "collateral"). To the extent necessary to meet such requirements, the Fund may purchase U.S. Treasury and/or government agency securities.

The Fund may invest in a derivative contract if it is permitted to own, invest in, or otherwise have economic exposure to the Reference Instrument. The Fund is not required to own a Reference Instrument in order to buy or sell a derivative contract relating to that Reference Instrument. The Fund may trade in the following specific types and/or combinations of derivative contracts:

Futures Contracts (A Type of Derivative)

Futures contracts provide for the future sale by one party and purchase by another party of a specified amount of a Reference Instrument at a specified price, date and time. Entering into a contract to buy a Reference Instrument is commonly referred to as buying a contract or holding a long position in the asset. Entering into a contract to sell a Reference Instrument is commonly referred to as selling a contract or holding a short position in the Reference Instrument. Futures contracts are considered to be commodity contracts. Futures contracts traded OTC are frequently referred to as forward contracts. The Fund can buy or sell financial futures (such as interest rate futures, index futures and security futures), as well as currency futures and currency forward contracts.

Option Contracts (A Type of Derivative)

Option contracts (also called "options") are rights to buy or sell a Reference Instrument for a specified price (the "exercise price") during, or at the end of, a specified period. The seller (or "writer") of the option receives a payment, or premium, from the buyer, which the writer keeps regardless of whether the buyer uses (or exercises) the option. A call option gives the holder (buyer) the right to buy the Reference Instrument from the seller (writer) of the option. A put option gives the holder the right to sell the Reference Instrument to the writer of the option. Options may be bought or sold on a wide variety of Reference Instruments. Options that are written on futures contracts will be subject to margin requirements similar to those applied to futures contracts.

Swap Contracts (A Type of Derivative)

A swap contract (also known as a "swap") is a type of derivative contract in which two parties agree to pay each other (swap) the returns derived from Reference Instruments. Swaps do not always involve the delivery of the Reference Instruments by either party, and the parties might not own the Reference Instruments underlying the swap. The payments are usually made on a net basis so that, on any given day, the Fund would receive (or pay) only the amount by which its payment under the contract is less than (or exceeds) the amount of the other party's payment. Swap agreements are sophisticated instruments that can take many different forms and are known by a variety of names.

Hybrid Instruments

Hybrid instruments combine elements of two different kinds of securities or financial instruments (such as a derivative contract). Frequently, the value of a hybrid instrument is determined by reference to changes in the value of a Reference Instrument (that is a designated security, commodity, currency, index or other asset or instrument including a derivative contract).

The Fund may use hybrid instruments only in connection with permissible investment activities. Hybrid instruments can take on many forms including, but not limited to, the following forms. First, a common form of a hybrid instrument combines elements of a derivative contract with those of another security (typically a fixed-income security). In this case all or a portion of the interest or principal payable on a hybrid security is determined by reference to changes in the price of a Reference Instrument. Second, hybrid instruments may include convertible securities with conversion terms related to a Reference Instrument.

Depending on the type and terms of the hybrid instrument, its risks may reflect a combination of the risks of investing in the Reference Instrument with the risks of investing in other securities, currencies and derivative contracts. Thus, an investment in a hybrid instrument may entail significant risks in addition to those associated with traditional investments or the Reference Instrument. Hybrid instruments are also potentially more volatile than traditional securities or the Reference Instrument. Moreover, depending on the structure of the particular hybrid, it may expose the Fund to leverage risks or carry liquidity risks.

Equity Linked Note

An equity linked note (ELN) is a type of hybrid instrument that provides the noteholder with exposure to a single equity security, a basket of equity securities, or an equity index (the "Reference Equity Instrument"). Typically, an ELN pays interest at agreed rates over a specified time period and, at maturity, either converts into shares of a Reference Equity Instrument or returns a payment to the noteholder based on the change in value of a Reference Equity Instrument.

FOREIGN SECURITIES

Foreign securities are securities of issuers based outside the United States. The Fund considers an issuer to be based outside the United States if:

- it is organized under the laws of, or has a principal office located in, another country;
- the principal trading market for its securities is in another country; or
- it (directly or through its consolidated subsidiaries) derived in its most current fiscal year at least 50% of its total assets, capitalization, gross revenue or profit from goods produced, services performed or sales made in another country.

Foreign securities are primarily denominated in foreign currencies Along with the risks normally associated with domestic securities of the same type, foreign securities are subject to currency risks and risks of foreign investing. Trading in certain foreign markets is also subject to liquidity risks.

ADRs and Domestically Traded Securities of Foreign Issuers (Types of Foreign Equity Securities)

American Depositary Receipts (ADRs), which are traded in U.S. markets, represent interests in underlying securities issued by a foreign company and not traded in the United States. ADRs provide a way to buy shares of foreign-based companies in the United States rather than in overseas markets. ADRs are also traded in U.S. dollars, eliminating the need for foreign exchange transactions. The Fund may also invest in securities issued directly by foreign companies and traded in U.S. dollars in U.S. markets.

Foreign Government Securities (A Type of Foreign Fixed-Income Security)

Foreign government securities generally consist of fixed-income securities supported by national, state or provincial governments or similar political subdivisions. Foreign government securities also include debt obligations of supranational entities, such as international organizations designed or supported by governmental entities to promote economic reconstruction or development, international banking institutions and related government agencies. Examples of these include, but are not limited to, the International Bank for Reconstruction and Development (the "World Bank"), the Asian Development Bank, the European Investment Bank and the Inter-American Development Bank.

Foreign government securities also include fixed-income securities of quasi-governmental agencies that are either issued by entities owned by a national, state or equivalent government or are obligations of a political unit that are not backed by the national government's full faith and credit. Further, foreign government securities include mortgage-related securities issued or guaranteed by national, state or provincial governmental instrumentalities, including quasi-governmental agencies.

Foreign Exchange Contracts

In order to convert U.S. dollars into the currency needed to buy a foreign security, or to convert foreign currency received from the sale of a foreign security into U.S. dollars, the Fund may enter into spot currency trades. In a spot trade, the Fund agrees to exchange one currency for another at the current exchange rate. The Fund may also enter into derivative contracts in which a foreign currency is an underlying asset. The exchange rate for currency derivative contracts may be higher or lower than the spot

exchange rate. Use of these derivative contracts may increase or decrease the Fund's exposure to currency risks. The Fund may use both spot trades and currency derivatives to increase or decrease its exposure to foreign interest rate and/or currency markets.

Hedging

Hedging transactions are intended to reduce specific risks. For example, to protect the Fund against circumstances that would normally cause the Fund's portfolio securities to decline in value, the Fund may buy or sell a derivative contract that would normally increase in value under the same circumstances. The Fund may also attempt to hedge by using combinations of different derivative contracts, or derivative contracts and securities. The Fund's ability to hedge may be limited by the costs of the derivative contracts. The Fund may attempt to lower the cost of hedging by entering into transactions that provide only limited protection, including transactions that: (1) hedge only a portion of its portfolio; (2) use derivative contracts that cover a narrow range of circumstances; or (3) involve the sale of derivative contracts with different terms. Consequently, hedging transactions will not eliminate risk even if they work as intended. In addition, hedging strategies are not always successful, and could result in increased expenses and losses to the Fund.

Asset Segregation

In order to secure its obligations in connection with derivative contracts or special transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities. This requirement may cause the Fund to miss favorable trading opportunities, due to a lack of sufficient cash or readily marketable securities. This requirement may also cause the Fund to realize losses on offsetting or terminated derivative contracts or special transactions.

Investing in Securities of Other Investment Companies

The Fund may invest its assets in securities of other investment companies, including the securities of affiliated money market funds, as an efficient means of implementing its investment strategies and/or managing its uninvested cash. The Fund may also invest in mortgage-backed, high-yield and emerging market securities primarily by investing in another investment company (which is not available for general investment by the public) that owns those securities and that is advised by an affiliate of the Adviser. The Fund may also invest in such securities directly. These other investment companies are managed independently of the Fund and incur additional fees and/or expenses which would, therefore, be borne indirectly by the Fund in connection with any such investment. However, the Adviser believes that the benefits and efficiencies of this approach should outweigh the potential additional fees and/or expenses.

Investing in Exchange-Traded Funds

The Fund may invest in exchange-traded funds (ETFs) as an efficient means of carrying out its investment strategies. As with traditional mutual funds, ETFs charge asset-based fees, although these fees tend to be relatively low. ETFs are traded on stock exchanges or on the over-the-counter market. ETFs do not charge initial sales charges or redemption fees and investors pay only customary brokerage fees to buy and sell ETF shares.

What are the Specific Risks of Investing in the Fund?

The following provides general information on the risks associated with the Fund's principal investments. Any additional risks associated with the Fund's non-principal investments are described in the Fund's SAI. The Fund's SAI also may provide additional information about the risks associated with the Fund's principal investments.

STOCK MARKET RISK

The value of equity securities in the Fund's portfolio will rise and fall. These fluctuations could be a sustained trend or a drastic movement. The Fund's portfolio will reflect changes in prices of individual portfolio stocks or general changes in stock valuations. Consequently, the Fund's Share price may decline. The Adviser attempts to manage market risk by limiting the amount the Fund invests in each company's equity securities. However, diversification will not protect the Fund against widespread or prolonged declines in the stock market.

Information publicly available about a company, whether from the company's financial statements or other disclosures or from third parties, or information available to some but not all market participants, can affect the price of a company's shares in the market. The price of a company's shares depends significantly on the information publicly available about the company. The restatement of a company's financial statements or corrections to other information regarding a company or its business may adversely affect the price of its shares, as would allegations of fraud or other misconduct by the company's management. The Fund may also be disadvantaged if some market participants have access to material information not readily available to other market participants, including the Fund.

Economic, political and financial conditions may from time to time, and for varying periods of time, cause volatility, illiquidity and/or other potentially adverse effects in the financial markets. The commencement, continuation or ending of government policies and economic stimulus programs, changes in monetary policy, increases or decreases in interest rates, or other factors or events that affect the financial markets, including the fixed-income markets, for example, may contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other adverse effects, which could negatively impact the Fund's performance. A general rise in interest rates, which could result from a change in government policies, has the potential to cause investors to move out of fixed-income securities on a large scale, which may increase redemptions from funds that hold large amounts of fixed-income securities and may result in decreased liquidity and increased volatility in the fixed-income markets.

INTEREST RATE RISK

Prices of fixed-income securities rise and fall in response to changes in the interest rate paid by similar securities. Generally, when interest rates rise, prices of fixed-income securities fall. However, market factors, such as the demand for particular fixed-

income securities, may cause the price of certain fixed-income securities to fall while the prices of other securities rise or remain unchanged.

Interest rate changes have a greater effect on the price of fixed-income securities with longer durations. Duration measures the price sensitivity of maturities. Certain factors, such as the presence of call features, may cause a particular fixed-income security, or the Fund as a whole, to exhibit less sensitivity to changes in interest rates. Certain of the Fund's investments may also be valued, in part, by reference to the relative relationship between interest rates on tax-exempt securities and taxable securities, respectively. When the market for tax-exempt securities underperforms (or outperforms) the market for taxable securities, the value of these investments may be negatively affected (or positively affected).

RISK OF MANAGED VOLATILITY STRATEGY

There can be no guarantee that the Fund will maintain its target annualized volatility target. Furthermore, while the volatility management portion of the strategy seeks competitiveenhanced returns with more consistent volatility of returns, the attainment and maintenance oflevels over time, attaining and maintaining the target volatility does not ensure that the Fund will deliver competitiveenhanced returns. The Fund's managed volatility strategy may expose the Fund to losses (some of which may be sudden) that it would not have otherwise been exposed if it only investedthe Fund's investment program consisted only of holding securities directly in equity securities. For example, the value of the Long S&P 500 Futures Positions (which generally will be up to 60% of the Fund's net asset value) may decline in value due to a decline in the level of the S&P 500, while the value of the Short S&P 500 Futures Position (which generally will be up to 40% of the Fund's net asset value) may decline in value due to an increase in the level of the S&P 500. Furthermore, losses on the Short S&P Futures Position are potentially unlimited.

The Fund will use Short S&P 500 Futures Positions to hedge the Fund's long equity exposure. The Fund's losses on a Short S&P 500 Futures Position could theoretically be unlimited as there is no limit as to how high the S&P 500 can appreciate in value. However, such losses would tend to be offset by the appreciation of the Fund's equity holdings. The use by the Fund of Short S&P 500 Futures Positions to hedge the Fund's long exposure and manage volatility within a target may not be successful.

Additionally, neither the Long nor Short S&P 500 Futures Positions are not being held to hedge the value of the Fund's direct investments in equity securities and, as a result, these futures contracts may decline in value at the same time as the Fund's direct investments in equity securities. The Fund's managed volatility strategy also exposes shareholders to leverage risk and the risks of investing in derivative contracts.

RISK OF INVESTING IN DERIVATIVE CONTRACTS AND HYBRID INSTRUMENTS

The Fund's exposure to derivative contracts and hybrid instruments (either directly or through its investment in another investment company) involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. First, changes in the value of the derivative contracts and hybrid instruments in which the Fund invests may not be correlated with changes in the value of the underlying Reference Instruments or, if they are correlated, may move in the opposite direction than originally anticipated. Second, while some strategies involving derivatives may reduce the risk of loss, they may also reduce potential gains or, in some cases, result in losses by offsetting favorable price movements in portfolio holdings. Third, there is a risk that derivative contracts and hybrid instruments may be erroneously priced or improperly valued and, as a result, the Fund may need to make increased cash payments to the counterparty. Fourth, exposure to derivative contracts and hybrid instruments may have tax consequences to the Fund and its shareholders. For example, derivative contracts and hybrid instruments may cause the Fund to realize increased ordinary income or short-term capital gains (which are treated as ordinary income for Federal income tax purposes) and, as a result, may increase taxable distributions to shareholders. In addition, under certain circumstances certain derivative contracts and hybrid instruments may cause the Fund to: (a) incur an excise tax on a portion of the income related to those contracts and instruments; and/or (b) reclassify, as a return of capital, some or all of the distributions previously made to shareholders during the fiscal year as dividend income. Fifth, a common provision in OTC derivative contracts permits the counterparty to terminate any such contract between it and the Fund, if the value of the Fund's total net assets declines below a specified level over a given time period. Factors that may contribute to such a decline (which usually must be substantial) include significant shareholder redemptions and/or a marked decrease in the market value of the Fund's investments. Any such termination of the Fund's OTC derivative contracts may adversely affect the Fund (for example, by increasing losses and/or costs, and/or preventing the Fund from fully implementing its investment strategies). Sixth, the Fund may use a derivative contract to benefit from a decline in the value of a Reference Instrument. If the value of the Reference Instrument declines during the term of the contract, the Fund makes a profit on the difference (less any payments the Fund is required to pay under the terms of the contract). Any such strategy involves risk. There is no assurance that the Reference Instrument will decline in value during the term of the contract and make a profit for the Fund. The Reference Instrument may instead appreciate in value creating a loss for the Fund. Seventh, a default or failure by a CCP or an FCM (also

sometimes called a "futures broker"), or the failure of a contract to be transferred from an Executing Dealer to the FCM for clearing, may expose the Fund to losses, increase its costs, or prevent the Fund from entering or exiting derivative positions, accessing margin, or fully implementing its investment strategies. The central clearing of a derivative and trading of a contract over a SEF could reduce the liquidity in, or increase costs of entering into or holding, any contracts. Finally, derivative contracts and hybrid instruments may also involve other risks described in this Prospectus or in the Fund's SAI, such as stock market, interest rate, credit, currency, liquidity and leverage risks.

LEVERAGE RISK

Leverage risk is created when an investment, which includes, for example, an investment in a derivative contract, exposes the Fund to a level of risk that exceeds the amount invested. Changes in the value of such an investment magnify the Fund's risk of loss and potential for gain. Investments can have these same results if their returns are based on a multiple of a specified index, security or other benchmark.

COUNTERPARTY CREDIT RISK

Credit risk includes the possibility that a party to a transaction (such as a derivative transaction) involving the Fund will fail to meet its obligations. This could cause the Fund to lose the benefit of the transaction or prevent the Fund from selling or buying other securities to implement its investment strategy.

RISK RELATED TO INVESTING FOR VALUE

Due to their relatively low valuations, value stocks are typically less volatile than growth stocks. For instance, the price of a value stock may experience a smaller increase on a forecast of higher earnings, a positive fundamental development or positive market development. Further, value stocks tend to have higher dividends than growth stocks. This means they depend less on price changes for returns and may lag behind growth stocks in an up market.

MID-CAP COMPANY RISK

The Fund may invest in mid-capitalization (or "mid-cap") companies. Market capitalization is determined by multiplying the number of a company's outstanding shares by the current market price per share. Mid-cap companies often have narrower markets and limited managerial and financial resources compared to larger, more established companies. The performance of mid-cap companies can be more volatile and they face greater risk of business failure, compared to larger, more established companies, which could increase the volatility of the Fund's portfolio and performance. Shareholders should expect that the value of the Fund's Shares will be more volatile than a fund that invests exclusively in large-cap companies.

LARGE-CAP COMPANY RISK

The Fund may invest in large-capitalization (or "large-cap") companies. Market capitalization is determined by multiplying the number of a company's outstanding shares by the current market price per share. Larger, more established, companies may have fewer opportunities to expand the market for their products or services, may focus their competitive efforts on maintaining or expanding their market share, and may be unable to respond quickly to new competitive challenges, like price competition, changes in consumer tastes or innovative products. These factors could result in the share price of larger companies not keeping pace with the overall stock market or growth in the general economy, and could have a negative effect on the Fund's portfolio, performance and Share price.

LIQUIDITY RISK

Trading opportunities are more limited for fixed-income securities that have not received any credit ratings, have received any credit ratings below investment grade or are not widely held.

Trading opportunities are more limited for CMOs that have complex terms or that are not widely held. These features may make it more difficult to sell or buy a security at a favorable price or time. Consequently, the Fund may have to accept a lower price to sell a security, sell other securities to raise cash or give up an investment opportunity, any of which could have a negative effect on the Fund's performance. Infrequent trading of securities may also lead to an increase in their price volatility.

Liquidity risk also refers to the possibility that the Fund may not be able to sell a security or close out a derivative contract when it wants to. If this happens, the Fund will be required to continue to hold the security or keep the position open, and the Fund could incur losses.

OTC derivative contracts generally carry greater liquidity risk than exchange-traded contracts. This risk may be increased in times of financial stress, if the trading market for OTC derivative contracts becomes restricted.

RISK ASSOCIATED WITH NONINVESTMENT-GRADE SECURITIES

Securities rated below investment grade, also known as junk bonds, generally entail greater economic, credit and liquidity risks than investment-grade securities. For example, their prices are more volatile, economic downturns and financial setbacks may affect their prices more negatively, and their trading market may be more limited.

RISK RELATED TO THE ECONOMY

The value of the Fund's portfolio may decline in tandem with a drop in the overall value of the stock market based on negative developments in the United States and global economies. Economic, political, and financial conditions may from time to time, and for varying periods of time, cause volatility, illiquidity and/or other potentially adverse effects in the financial markets, including the fixed-income market. The commencement, continuation or ending of government policies and economic stimulus

programs, changes in monetary policy, increases or decreases in interest rates, or other factors or events that affect the financial markets, including the fixed-income markets, for example, may contribute to the development of or increase in volatility, illiquidity, shareholder redemptions and other adverse effects, which could negatively impact the Fund's performance. A general rise in interest rates, which could result from a change in government policies, has the potential to cause investors to move out of fixed-income securities on a large scale, which may increase redemptions from funds that hold large amounts of fixed-income securities and may result in decreased liquidity and increased volatility in the fixed income markets. Among other investments, lower-grade bonds are sensitive to changes in the economy.

PREPAYMENT RISK

Unlike traditional fixed-income securities, which pay a fixed rate of interest until maturity (when the entire principal amount is due), payments on mortgage-backed securities include both interest and a partial payment of principal. Partial payment of principal may be comprised of scheduled principal payments as well as unscheduled payments from the voluntary prepayment, refinancing or foreclosure of the underlying loans. These unscheduled prepayments of principal create risks that can adversely affect a fund holding mortgage-backed securities.

For example, when interest rates decline, the values of mortgage-backed securities generally rise. However, when interest rates decline, unscheduled prepayments can be expected to accelerate, and the Fund would be required to reinvest the proceeds of the prepayments at the lower interest rates then available. Unscheduled prepayments would also limit the potential for capital appreciation on mortgage-backed securities.

Conversely, when interest rates rise, the values of mortgage-backed securities generally fall. Since rising interest rates typically result in decreased prepayments, this could lengthen the average lives of mortgage-backed securities, and cause their value to decline more than traditional fixed-income securities.

Generally, mortgage-backed securities compensate for the increased risk associated with prepayments by paying a higher yield. The additional interest paid for risk is measured by the difference between the yield of a mortgage-backed security and the yield of a U.S. Treasury security or other appropriate benchmark with a comparable maturity (the "spread"). An increase in the spread will cause the price of the mortgage-backed security to decline. Spreads generally increase in response to adverse economic or market conditions. Spreads may also increase if the security is perceived to have an increased prepayment risk or is perceived to have less market demand.

RISK OF FOREIGN INVESTING

Foreign securities pose additional risks because foreign economic or political conditions may be less favorable than those of the United States. Securities in foreign markets may also be subject to taxation policies that reduce returns for U.S. investors.

Foreign companies may not provide information (including financial statements) as frequently or to as great an extent as companies in the United States. Foreign companies may also receive less coverage than United States companies by market analysts and the financial press. In addition, foreign countries may lack uniform accounting, auditing and financial reporting standards or regulatory requirements comparable to those applicable to U.S. companies. These factors may prevent the Fund and its Adviser from obtaining information concerning foreign companies that is as frequent, extensive and reliable as the information available concerning companies in the United States.

Foreign countries may have restrictions on foreign ownership of securities or may impose exchange controls, capital flow restrictions or repatriation restrictions which could adversely affect the liquidity of the Fund's investments.

Since many loan instruments involve parties (for example, lenders, borrowers and agent banks) located in multiple jurisdictions outside of the United States, there is a risk that a security interest in any related collateral may be unenforceable and obligations under the related loan agreements may not be binding.

RISK OF INVESTING IN ADRS AND DOMESTICALLY TRADED SECURITIES OF FOREIGN ISSUERS

Because the Fund may invest in ADRs and other domestically traded securities of foreign companies, the Fund's Share price may be more affected by foreign economic and political conditions, taxation policies and accounting and auditing standards than would otherwise be the case.

CURRENCY RISK

Exchange rates for currencies fluctuate daily. The combination of currency risk and market risks tends to make securities traded in foreign markets more volatile than securities traded exclusively in the United States. The Adviser attempts to manage currency risk by limiting the amount the Fund invests in securities denominated in a particular currency. However, diversification will not protect the Fund against a general increase in the value of the U.S. dollar relative to other currencies.

Investing in currencies or securities denominated in a foreign currency, entails risk of being exposed to a currency that may not fully reflect the strengths and weaknesses of the economy of the country or region utilizing the currency. In addition, it is possible that a currency (such as, for example, the euro) could be abandoned in the future by countries that have already adopted its use, and the effects of such an abandonment on the applicable country and the rest of the countries utilizing the currency are uncertain but could negatively affect the Fund's investments denominated in the currency. If a currency used by a country or countries is replaced by another currency, the Fund's Adviser would evaluate whether to continue to hold any investments denominated in such currency, or whether to purchase investments denominated in the currency that replaces such currency, at the time. Such investments may continue to be held, or purchased, to the extent consistent with the Fund's investment objective and permitted under applicable law.

Many countries rely heavily upon export-dependent businesses and any strength in the exchange rate between a currency and the U.S. dollar or other currencies can have either a positive or a negative effect upon corporate profits and the performance of investments in the country or region utilizing the currency. Adverse economic events within such country or region may increase the volatility of exchange rates against other currencies, subjecting the Fund's investments denominated in such country's or region's currency to additional risks.

RISK OF INVESTING IN EMERGING MARKET COUNTRIES

Securities issued or traded in emerging markets, including frontier markets, generally entail greater risks than securities issued or traded in developed markets. For example, their prices may be significantly more volatile than prices in developed countries. Emerging market economies may also experience more severe downturns (with corresponding currency devaluations) than developed economies. The economies of frontier market countries generally are smaller than those of traditional emerging market countries, and frontier capital markets and legal systems are typically less developed. As a result, investments in frontier markets are subject to increased risks from extreme price volatility and illiquidity, government ownership of private enterprise or other protectionism, volatile currency movements, inadequate investor protection, and fraud and corruption.

Emerging markets may have relatively unstable governments and may present the risk of nationalization of businesses, expropriation, confiscatory taxation or, in certain instances, reversion to closed market, centrally-planned economies. These same risks exist and may be greater in frontier markets.

EUROZONE RELATED RISK

A number of countries in the European Union (EU) have experienced, and may continue to experience, severe economic and financial difficulties. Additional EU member countries may also fall subject to such difficulties. These events could negatively affect the value and liquidity of the Fund's investments in euro-denominated securities and derivatives contracts, securities of issuers located in the EU or with significant exposure to EU issuers or countries. If the euro is dissolved entirely, the legal and contractual consequences for holders of euro-denominated obligations and derivative contracts would be determined by laws in effect at such time. Such investments may continue to be held, or purchased, to the extent consistent with the Fund's investment objective and permitted under applicable law. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of the Shares.

Certain countries in the EU have had to accept assistance from supra-governmental agencies such as the International Monetary Fund, the European Stability Mechanism (the ESM) or other supra-governmental agencies. The European Central Bank has also been intervening to purchase Eurozone debt in an attempt to stabilize markets and reduce borrowing costs. There can be no assurance that these agencies will continue to intervene or provide further assistance and markets may react adversely to any expected reduction in the financial support provided by these agencies. Responses to the financial problems by European governments, central banks and others including austerity measures and reforms, may not work, may result in social unrest and may limit future growth and economic recovery or have other unintended consequences.

In addition, one or more countries may abandon the euro and/or withdraw from the EU. The impact of these actions, especially if they occur in a disorderly fashion, could be significant and far-reaching.

EXCHANGE-TRADED FUNDS RISK

An investment in an ETF generally presents the same primary risks as an investment in a conventional fund (i.e., one that is not exchange-traded) that has the same investment objectives, strategies and policies. The price of an ETF can fluctuate up or down, and the Fund could lose money investing in an ETF if the prices of the securities owned by the ETF go down. In addition, ETFs may be subject to the following risks that do not apply to conventional funds: (i) the market price of an ETF's shares may trade above or below their net asset value; (ii) an active trading market for an ETF's shares may not develop or be maintained; or (iii) trading of an ETF's shares may be halted if the listing exchange's officials deem such action appropriate, the shares are delisted from the exchange or the activation of market-wide "circuit breakers" (which are tied to large decreases in stock prices) halts stock trading generally.

SECTOR RISK

Companies with similar characteristics may be grouped together in broad categories called sectors. Sector risk is the possibility that a certain sector may underperform other sectors or the market as a whole. As the Adviser allocates more of the Fund's portfolio holdings to a particular sector, the Fund's performance will be more susceptible to any economic, business or other developments which generally affect that sector.

CUSTODIAL SERVICES AND RELATED INVESTMENT COSTS

Custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. Such markets have settlement and clearance procedures that differ from those in the United States. In certain markets, there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. The inability of the Fund to make intended securities purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of a portfolio security caused by settlement problems could result in losses to the Fund due to a subsequent decline in value of the portfolio security. In addition, security settlement and clearance procedures in some emerging market countries may not fully protect the Fund against loss of its assets.

TECHNOLOGY RISK

The Adviser uses various technologies in managing the Fund, consistent with its investment objective and strategy described in this Prospectus. For example, proprietary and third-party data and systems are utilized to support decision-making for the Fund. Data imprecision, software or other technology malfunctions, programming inaccuracies and similar circumstances may impair the performance of these systems, which may negatively affect Fund performance.

What Do Shares Cost?

CALCULATION OF NET ASSET VALUE

When the Fund receives your transaction request in proper form (as described in this Prospectus), it is processed at the next calculated net asset value of a Share (NAV) plus any applicable front-end sales charge ("public offering price"). A Share's NAV is determined as of the end of regular trading on the New York Stock Exchange (NYSE) (normally 4:00 p.m. Eastern time), each day the NYSE is open. The Fund calculates the NAV of each class by valuing the assets allocated to the Share's class, subtracting the liabilities allocated to the class and dividing the balance by the number of Shares of the class outstanding. The Fund's current NAV and/or public offering price may be found at FederatedInvestors.com, via online news sources and in certain newspapers.

You can purchase, redeem or exchange Shares any day the NYSE is open.

When the Fund holds securities that trade principally in foreign markets on days the NYSE is closed, the value of the Fund's assets may change on days you cannot purchase or redeem Shares. This may also occur when the U.S. markets for fixed-income securities are open on a day the NYSE is closed.

In calculating its NAV, the Fund generally values investments as follows:

- Equity securities listed on an exchange or traded through a regulated market system are valued at their last reported sale price or official closing price in their principal exchange or market.
- Fixed-income securities acquired with remaining maturities greater than 60 days are fair valued using price evaluations provided by a pricing service approved by the Board of Trustees ("Board").
- Fixed-income securities acquired with remaining maturities of 60 days or less are valued at their cost (adjusted for the accretion of any discount or amortization of any premium).
- Derivative contracts listed on exchanges are valued at their reported settlement or closing price, except that options are valued at the mean of closing bid and asked quotations.
- Over-the-counter (OTC) derivative contracts are fair valued using price evaluations provided by a pricing service approved by the Board.

If the Fund cannot obtain a price or price evaluation from a pricing service for an investment, the Fund may attempt to value the investment based upon the mean of bid and asked quotations, or fair value the investment based on price evaluations, from one or more dealers. If any price, quotation, price evaluation or other pricing source is not readily available when the NAV is calculated, or if the Fund cannot obtain price evaluations from a pricing service or from more than one dealer for an investment within a reasonable time (for example, within five business days after a new security is delivered to the Fund), the Fund uses the

fair value of the investment determined in accordance with the procedures described below. There can be no assurance that the Fund could purchase or sell an investment at the price used to calculate the Fund's NAV.

Shares of other mutual funds are valued based upon their reported NAVs. The prospectuses for these mutual funds explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing.

FAIR VALUATION AND SIGNIFICANT EVENTS PROCEDURES

The Board has ultimate responsibility for determining the fair value of investments for which market quotations are not readily available. The Board has appointed a Valuation Committee comprised of officers of the Fund, the Adviser and the Adviser's affiliated companies to assist in this responsibility and in overseeing the calculation of the NAV. The Board has also authorized the use of pricing services recommended by the Valuation Committee to provide fair value evaluations of the

current value of certain investments for purposes of calculating the NAV. In the event that market quotations and price evaluations are not available for an investment, the Valuation Committee determines the fair value of the investment in accordance with procedures adopted by the Board. The Board periodically reviews and approves the fair valuations made by the Valuation Committee and any changes made to the procedures. The Fund's SAI discusses the methods used by pricing services and the Valuation Committee to value investments.

Using fair value to price investments may result in a value that is different from an investment's most recent closing price and from the prices used by other mutual funds to calculate their NAVs. The Valuation Committee generally will not change an investment's fair value in the absence of new information relating to the investment or its issuer, such as changes in the issuer's business or financial results, or relating to external market factors, such as trends in the market values of comparable securities. This may result in less frequent, and larger, changes in fair values as compared to prices based on market quotations or price evaluations from pricing services or dealers.

The Board also has adopted procedures requiring an investment to be priced at its fair value whenever the Adviser determines that a significant event affecting the value of the investment has occurred between the time as of which the price of the investment would otherwise be determined and the time as of which the NAV is computed. An event is considered significant if there is both an affirmative expectation that the investment's value will change in response to the event and a reasonable basis for quantifying the resulting change in value.

Examples of significant events that may occur after the close of the principal market on which a security is traded, or after the time of a price evaluation provided by a pricing service or a dealer, include:

- With respect to securities traded principally in foreign markets, significant trends in U.S. equity markets or in the trading of foreign securities index futures contracts;
- Political or other developments affecting the economy or markets in which an issuer conducts its operations or its securities are traded; and
- Announcements concerning matters such as acquisitions, recapitalizations or litigation developments or a natural disaster affecting the issuer's operations or regulatory changes or market developments affecting the issuer's industry.

The Valuation Committee uses a pricing service to determine the fair value of equity securities traded principally in foreign markets when the Adviser determines that there has been a significant trend in the U.S. equity markets or in index futures trading. For other significant events, the Fund may seek to obtain more current quotations or price evaluations from alternative pricing sources. If a reliable alternative pricing source is not available, the Valuation Committee will determine the fair value of the investment using another method approved by the Board. The Board has ultimate responsibility for any fair valuations made in response to a significant event.

The fair valuation of securities following a significant event can serve to reduce arbitrage opportunities for short-term traders to profit at the expense of long-term investors in the Fund. For example, such arbitrage opportunities may exist when the market on which portfolio securities are traded closes before the Fund calculates its NAV, which is typically the case with Asian and European markets. However, there is no assurance that these significant event procedures will prevent dilution of the NAV by short-term traders. See "Account and Share Information – Frequent Trading Policies" for other procedures the Fund employs to deter such short-term trading.

SALES CHARGE INFORMATION

The following table summarizes the minimum investment amount and the maximum sales charge, if any, that you will pay on an investment in the Fund. Keep in mind that financial intermediaries may charge you fees for their services in connection with your Share transactions.

Shares Offered	Minimum Initial/Subsequent Investment Amounts[1]	Maximum Sales Charges	
		Front-End Sales Charge[2]	Contingent Deferred Sales Charge[3]
A	$1,500/$100	5.50%	0.00%

C	$1,500/$100	None	1.00%

1   *The minimum initial and subsequent investment amounts for Individual Retirement Accounts (IRAs) are generally $250 and $100, respectively. There is no minimum initial or subsequent investment amount required for employer-sponsored retirement plans; however, such accounts remain subject to the Fund's policy on "Accounts with Low Balances" as discussed later in this Prospectus. Please see "By Systematic Investment Program" for applicable minimum investment. Financial intermediaries may impose higher or lower minimum investment requirements on their customers than those imposed by the Fund.*

   To maximize your return and minimize the sales charges and marketing fees, purchases of C class are generally limited to $1,000,000. Purchases equal to or in excess of this limit may be made in A class. If your Shares are held on the books of the Fund in the name of a financial intermediary, you may be subject to rules of your financial intermediary that differ from those of the Fund. See "Purchase Restrictions on C Class" below.

2   *Front-End Sales Charge is expressed as a percentage of public offering price. See "Sales Charge When You Purchase."*

3   *See "Sales Charge When You Redeem."*

As shown in the table above, each class of Shares has a different sales charge structure. In addition, the ongoing annual operating expenses ("expense ratios"), as well as the compensation payable to financial intermediaries, also vary among the classes. Before you decide which class to purchase, you should review the different charges and expenses of each class carefully, in light of your personal circumstances, and consult with your financial intermediary.

Among the important factors to consider are the amount you plan to invest and the length of time you expect to hold your investment (for example, whether the investment is in connection with a long-term retirement program). You should also consider, for example, that it may be possible to reduce, or eliminate, the front-end sales charges imposed on purchases of A class. Among other ways, A class has a series of "breakpoints," which means that the front-end sales charges decrease (and can be eliminated entirely) as the amount invested increases. (The breakpoint schedule is set out below, along with detailed information on ways to reduce, or eliminate, front-end sales charges.) On the other hand, C class does not have front-end sales charges, but does impose a contingent deferred sales charge only if redeemed within one year after purchase; however, the asset-based 12b-1 fees charged to C class are greater than those charged to A class.

You should also consider that the expense ratio for A class will be lower than that for C class. Thus, the fact that no front-end charge is imposed on purchases of C class does not always make them preferable to A class.

SALES CHARGE WHEN YOU PURCHASE

The following table lists the sales charges which will be applied to your Share purchase, subject to the breakpoint discounts indicated in the table and described below.

A:

Purchase Amount	Sales Charge as a Percentage of Public Offering Price	Sales Charge as a Percentage of NAV
Less than $50,000	5.50%	5.82%
$50,000 but less than $100,000	4.50%	4.71%
$100,000 but less than $250,000	3.75%	3.90%
$250,000 but less than $500,000	2.50%	2.56%
$500,000 but less than $1 million	2.00%	2.04%
$1 million or greater[1]	0.00%	0.00%

1   *A contingent deferred sales charge (CDSC) of 0.75% of the redemption amount applies to Shares originally purchased in an amount of $1 million or more and redeemed up to 24 months after purchase under certain investment programs where a financial intermediary received an advance payment on the transaction. CDSC exceptions may apply. See "Sales Charge When You Redeem."*

REDUCING THE SALES CHARGE WITH BREAKPOINT DISCOUNTS

Your investment may qualify for a reduction or elimination of the sales charge, also known as a breakpoint discount. The breakpoint discounts offered by the Fund are indicated in the table above.

You or your financial intermediary must notify the Fund's Transfer Agent of eligibility for any applicable breakpoint discount at the time of purchase.

In order to receive the applicable breakpoint discount, it may be necessary at the time of purchase for you to inform your financial intermediary or the Transfer Agent of the existence of other accounts in which there are holdings eligible to be aggregated to meet a sales charge breakpoint ("Qualifying Accounts"). Qualifying Accounts mean those share accounts in the Federated funds held directly or through a financial intermediary or through a single-participant retirement account by you, your spouse, your parents (if you are under age 21) and/or your children under age 21, which can be linked using tax identification numbers (TINs), social security numbers (SSNs) or broker identification numbers (BINs). Accounts held through 401(k) plans and similar multi-participant retirement plans, or through "Section 529" college savings plans or those accounts which cannot be linked using TINs, SSNs or BINs, are not Qualifying Accounts.

In order to verify your eligibility for a breakpoint discount, you will be required to provide to your financial intermediary or the Transfer Agent certain information on your New Account Form and may be required to provide account statements regarding Qualifying Accounts. If you purchase through a financial intermediary, you may be asked to provide additional information and records as required by the financial intermediary. Failure to provide proper notification or verification of eligibility for a breakpoint discount may result in your not receiving a breakpoint discount to which you are otherwise entitled. Breakpoint discounts apply only to your current purchase and do not apply retroactively to previous purchases. The sales charges applicable to the Shares offered in this Prospectus, and the breakpoint discounts offered with respect to such Shares, are described in full in this Prospectus. Because the Prospectus is available on Federated's website free of charge, Federated does not disclose this information separately on the website.

Contingent upon notification to the Transfer Agent, the sales charge at purchase of the A class only, may be reduced or eliminated by:

Larger Purchases
■ Purchasing the A class in greater quantities to reduce the applicable sales charge;

Concurrent and Accumulated Purchases

■ Combining concurrent purchases of and/or current investments in the A class, B class, C class, F class and R class of any Federated fund made or held by Qualifying Accounts; the purchase amount used in determining the sales charge on your additional Share purchase will be calculated by multiplying the respective maximum public offering price times the number of the A class, B class, C class, F class and R class shares of any Federated fund currently held in Qualifying Accounts and adding the dollar amount of your current purchase; or

Letter of Intent
- Signing a letter of intent to purchase a qualifying amount of the A class within 13 months. (Call your financial intermediary or the Fund for more information.) The Fund's custodian will hold Shares in escrow equal to the maximum applicable sales charge. If you complete the Letter of Intent, the Custodian will release the Shares in escrow to your account. If you do not fulfill the Letter of Intent, the Custodian will redeem the appropriate amount from the Shares held in escrow to pay the sales charges that were not applied to your purchases.

PURCHASE RESTRICTIONS ON C CLASS

In order to maximize shareholder returns and minimize sales charges and marketing fees, an investor's purchases of the C class are generally limited to $1,000,000 (except for employer-sponsored retirement plans held in omnibus accounts). In applying the limit, the dollar amount of the current purchase is added to the product obtained by multiplying the respective maximum public offering price times the number of the A class, B class, C class, F class and R class of any Federated fund currently held in linked Qualifying Accounts, as defined in the section entitled "Reducing the Sales Charge with Breakpoint Discounts." If the sum of these two amounts would equal or exceed the limit, then the current purchase order will not be processed. Instead, the Distributor will attempt to contact the investor or the investor's financial intermediary to offer the opportunity to convert the order to the A class.

If your Shares are held on the books of the Fund in the name of a financial intermediary, you may be subject to rules of your financial intermediary that differ from those of the Fund.

ELIMINATING THE SALES CHARGE

Your investment may qualify for a sales charge waiver. Sales charge waivers offered by the Fund are listed below. In order to receive a sales charge waiver, you must inform your financial intermediary or the Transfer Agent at the time of each purchase that your investment is eligible for a waiver. It is possible that your financial intermediary may not, in accordance with its policies, procedures and system limitations, be able to ensure your receipt of one or more of these waiver categories. In this situation, you would need to invest directly through the Fund's Transfer Agent. If you do not let your financial intermediary or the Transfer Agent know that your investment is eligible for a sales charge waiver at the time of purchase, you may not receive the waiver to which you may otherwise be entitled.

Contingent upon notification to the Transfer Agent, the sales charge will be eliminated when you purchase Shares:
- within 120 days of redeeming Shares of an equal or greater amount;
- through a program offered by a Financial Intermediary that provides for the purchase of Shares without imposition of a sales charge (for example, a wrap account, self-directed brokerage account, retirement or other fee-based program offered by the Financial Intermediary) and where the Financial Intermediary has agreed with the Distributor not to receive a dealer reallowance on purchases under such program;
- with reinvested dividends or capital gains;
- as a shareholder that originally became a shareholder of a Federated fund pursuant to the terms of an agreement and plan of reorganization which permits shareholders to acquire Shares at NAV; however, if you close your account with the transfer agent, or if you transfer your account to another financial intermediary, you may no longer receive a sales charge waiver;
- as a Federated Life Member (Federated shareholders who originally were issued shares through the "Liberty Account," which was an account for the Liberty Family of Funds on February 28, 1987, or who invested through an affinity group prior to August 1, 1987, into the Liberty Account) (A class only);
- as a Trustee, employee or former employee of the Fund, the Adviser, the Distributor and their affiliates, an employee of any financial intermediary that sells Shares according to a sales agreement with the Distributor, an immediate family member of these individuals or a trust, pension or profit-sharing plan for these individuals; or
- pursuant to the exchange privilege.

The sales charge will not be eliminated if you purchase Shares of the Fund through an exchange of shares of Federated Liberty U.S. Government Money Market Trust unless your Liberty shares were acquired through an exchange of shares on which the sales charge had previously been paid.

SALES CHARGE WHEN YOU REDEEM

Your redemption proceeds may be reduced by a sales charge, commonly referred to as a contingent deferred sales charge (CDSC). Shares otherwise subject to a CDSC will not be charged a CDSC at the time of an exchange; however, the CDSC will continue to be measured from the date of your original purchase. The CDSC schedule applicable to your original purchase will continue to apply to the shares you receive in an exchange.

To keep the sales charge as low as possible, the Fund redeems your Shares in this order:

■ Shares that are not subject to a CDSC; and

■ Shares held the longest. (To determine the number of years your Shares have been held, include the time you held shares of other Federated funds that have been exchanged for Shares of this Fund.)

The CDSC is then calculated using the Share price at the time of purchase or redemption, whichever is lower.

A:

If you make a purchase of the A class in the amount of $1 million or more and your financial intermediary received an advance commission on the sale, you will pay a 0.75% CDSC on any such Shares redeemed within 24 months of the purchase.

C:

You will pay a 1.00% CDSC if you redeem Shares within 12 months of the purchase date.

Your redemption may qualify for a waiver of the CDSC. The CDSC waivers offered by the Fund are listed below. In order to receive a waiver of the CDSC, you must inform your financial intermediary or the Transfer Agent at the time of each redemption that your investment is eligible for a waiver. It is possible that your financial intermediary may not, in accordance with its policies, procedures and system limitations, be able to ensure your receipt of one or more of these waiver categories. In this situation, you would need to invest directly through the Fund's Transfer Agent in order to take advantage of the waiver. If you do not let your financial intermediary or the Transfer Agent know that your redemption is eligible for a CDSC waiver at the time of redemption, you may not receive the waiver to which you may otherwise be entitled.

Contingent upon notification to the Transfer Agent, you will not be charged a CDSC when redeeming Shares:

■ following the death of the last surviving shareholder on the account or the post-purchase disability of all registered shareholders, as defined in Section 72(m)(7) of the Internal Revenue Code of 1986 (the beneficiary on an account with a Transfer on Death registration is deemed the last surviving shareholder on the account);

■ representing minimum required distributions from an IRA or other retirement plan to a shareholder who has attained the age of 70 $^1/_2$;

■ purchased by Trustees, employees of the Fund, the Adviser, the Distributor and their affiliates, by employees of a financial intermediary that sells Shares according to a sales agreement with the Distributor, by the immediate family members of the above persons and by trusts, pension or profit-sharing plans for the above persons;

■ purchased through a program offered by a Financial Intermediary that provides for the purchase of Shares without imposition of a sales charge (for example, a wrap account, self-directed brokerage account, retirement or other fee-based program offered by the Financial Intermediary) and where the Financial Intermediary has agreed with the Distributor not to receive an advance commission on purchases under such program;

■ purchased with reinvested dividends or capital gains;

■ redeemed by the Fund when it closes an account for not meeting the minimum balance requirements.

■ purchased pursuant to the exchange privilege if the Shares were held for the applicable CDSC holding period (the holding period on the Shares purchased in the exchange will include the holding period of the Shares sold in the exchange); or

A Class Only

■ purchased in the amount of $1 million or more and redeemed within 24 months of purchase if the Shares were originally purchased through a program offered by a Financial Intermediary that provides for the purchase of Shares without imposition of a sales charge (for example, a wrap account, self-directed brokerage account, retirement or other fee-based program offered by the Financial Intermediary) and where the Financial Intermediary has agreed with the principal underwriter not to receive an advanced commission on purchases under such program.

How is the Fund Sold?

The Fund offers three Share classes: Class A Shares (A), Class C Shares (C) and Institutional Shares (IS), each representing interests in a single portfolio of securities. All Share classes have different sales charges and other expenses which affect their performance. Please note that certain purchase restrictions may apply.

Under the Distributor's Contract with the Fund, the Distributor, Federated Securities Corp., offers Shares on a continuous, best-efforts basis. The Distributor is a subsidiary of Federated Investors, Inc. ("Federated").

A & C Classes

The Fund's Distributor markets the A and C classes to institutions or to individuals, directly or through financial intermediaries.

A shareholder in the Fund's A class or a shareholder in the Fund's C class whose shares are not subject to a CDSC may convert their Shares into the IS class of the Fund if the shareholder meets the IS class eligibility criteria and investment minimum. Such conversion of classes should not result in a realization event for tax purposes. Contact your financial intermediary or call 1-800-341-7400 to convert your Shares.

IS Class

The Fund's Distributor markets the IS class to Eligible Investors, as described below. In connection with a request to purchase the IS class, you should provide documentation sufficient to verify your status as an Eligible Investor. As a general matter, the IS class is not available for direct investment by natural persons.

The following categories of Eligible Investors are not subject to any minimum initial investment amount for the purchase of the IS class (however, such accounts remain subject to the Fund's policy on "Accounts with Low Balances" as discussed later in this Prospectus):

- An investor participating in a wrap program or other fee-based program sponsored by a financial intermediary;
- An investor participating in a no-load network or platform sponsored by a financial intermediary where Federated has entered into an agreement with the intermediary;
- A trustee/director, employee or former employee of the Fund, the Adviser, the Distributor and their affiliates; an immediate family member of these individuals or a trust, pension or profit-sharing plan for these individuals;
- An employer-sponsored retirement plan;
- A trust institution investing on behalf of its trust customers;
- A Federated Fund;
- An investor (including a natural person) who acquired the IS class of a Federated fund pursuant to the terms of an agreement and plan of reorganization which permits the investor to acquire such shares; and
- In connection with an acquisition of an investment management or advisory business, or related investment services, products or assets, by Federated or its investment advisory subsidiaries, an investor (including a natural person) who: (1) becomes a client of an investment advisory subsidiary of Federated; or (2) is a shareholder or interest holder of a pooled investment vehicle or product that becomes advised or subadvised by a Federated investment advisory subsidiary as a result of such an acquisition other than as a result of a fund reorganization transaction pursuant to an agreement and plan of reorganization.

The following categories of Eligible Investors are subject to applicable minimum initial investment amounts for the purchase of the IS class (see "How to Purchase Shares" below):

- An investor, other than a natural person, purchasing the IS class directly from the Fund; and
- In connection with an initial purchase of the IS class through an exchange, an investor (including a natural person) who owned the IS class of another Federated fund as of December 31, 2008.

Payments to Financial Intermediaries

The Fund and its affiliated service providers may pay fees as described below to financial intermediaries (such as broker-dealers, banks, investment advisers or third-party administrators) whose customers are shareholders of the Fund.

FRONT-END SALES CHARGE REALLOWANCES

The Distributor receives a front-end sales charge on certain Share sales. The Distributor pays a portion of this charge to financial intermediaries that are eligible to receive it (the "Dealer Reallowance") and retains any remaining portion of the front-end sales charge.

When a financial intermediary's customer purchases Shares, the financial intermediary may receive a Dealer Reallowance as follows:

A:

Purchase Amount	Dealer Reallowance as a Percentage of Public Offering Price

Less than $50,000	5.00%
$50,000 but less than $100,000	4.00%
$100,000 but less than $250,000	3.25%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1 million	1.80%
$1 million or greater	0.00%

ADVANCE COMMISSIONS

When a financial intermediary's customer purchases Shares, the financial intermediary may receive an advance commission as follows:

A (for purchases over $1 million):

Purchase Amount	Advance Commission as a Percentage of Public Offering Price
First $1 million - $5 million	0.75%
Next $5 million - $20 million	0.50%
Over $20 million	0.25%

Advance commissions are calculated on a year-by-year basis based on amounts invested during that year. Accordingly, with respect to additional purchase amounts, the advance commission breakpoint resets annually to the first breakpoint on the anniversary of the first purchase.

The A class purchases under this program may be made by Letter of Intent or by combining concurrent purchases. The above advance commission will be paid only on those purchases that were not previously subject to a front-end sales charge or dealer advance commission. Certain retirement accounts may not be eligible for this program.

C:

	Advance Commission as a Percentage of Public Offering Price
All Purchase Amounts	1.00%

RULE 12B-1 FEES

A & C Classes

The Board has adopted a Rule 12b-1 Plan, which allows payment of marketing fees of up to 0.05% of average net assets of the A class and 0.75% of average net assets of the C class to the Distributor for the sale, distribution, administration and customer servicing of the Fund's A and C classes. When the Distributor receives Rule 12b-1 Fees, it may pay some or all of them to financial intermediaries whose customers purchase Shares. The Fund's A class has no present intention of paying, accruing or incurring any Rule 12b-1 Fees until such time as approved by the Fund's Board of Trustees. In addition, in connection with the sale of the C class, Federated and its subsidiaries make advance commission payments to financial intermediaries and in return may receive Rule 12b-1 Fees and contingent deferred sales loads for the C class. Federated and its subsidiaries may benefit or sustain losses from such arrangements. Because these Shares pay marketing fees on an ongoing basis, your investment cost may be higher over time than other shares with different sales charges and marketing fees.

SERVICE FEES

A & C Classes

The A and C classes may pay Service Fees of up to 0.25% of average net assets to financial intermediaries or to Federated Shareholder Services Company (FSSC), a subsidiary of Federated, for providing services to shareholders and maintaining shareholder accounts. Intermediaries that receive Service Fees may include a company affiliated with management of Federated. If a financial intermediary receives Service Fees on an account, it is not eligible to also receive Account Administration Fees on that same account.

ACCOUNT ADMINISTRATION FEES

A & C Classes

The A and C classes may pay Account Administration Fees of up to 0.25% of average net assets to banks that are not registered as broker-dealers or investment advisers for providing administrative services to the Fund and its shareholders. If a financial intermediary receives Account Administration Fees on an account, it is not eligible to also receive Service Fees or Recordkeeping Fees on that same account.

RECORDKEEPING FEES

The Fund may pay Recordkeeping Fees on an average-net-assets basis or on a per-account-per-year basis to financial intermediaries for providing recordkeeping services to the Fund and its shareholders. If a financial intermediary receives Recordkeeping Fees on an account, it is not eligible to also receive Account Administration Fees or Networking Fees on that same account.

NETWORKING FEES

The Fund may reimburse Networking Fees on a per-account-per-year basis to financial intermediaries for providing administrative services to the Fund and its shareholders on certain non-omnibus accounts. If a financial intermediary receives Networking Fees on an account, it is not eligible to also receive Recordkeeping Fees on that same account.

ADDITIONAL PAYMENTS TO FINANCIAL INTERMEDIARIES

The Distributor may pay out of its own resources amounts (including items of material value) to certain financial intermediaries that support the sale of Shares or provide services to Fund shareholders. The amounts of these payments could be significant, and may create an incentive for the financial intermediary or its employees or associated persons to recommend or sell Shares of the Fund to you. In some cases, such payments may be made by or funded from the resources of companies affiliated with the Distributor (including the Adviser). These payments are not reflected in the fees and expenses listed in the fee table section of the Fund's Prospectus and described above because they are not paid by the Fund.

These payments are negotiated and may be based on such factors as: the number or value of Shares that the financial intermediary sells or may sell; the value of client assets invested; or the type and nature of services or support furnished by the financial intermediary. These payments may be in addition to payments, as described above, made by the Fund to the financial intermediary. In connection with these payments, the financial intermediary may elevate the prominence or profile of the Fund and/or other Federated funds, within the financial intermediary's organization by, for example, placement on a list of preferred or recommended funds and/or granting the Distributor preferential or enhanced opportunities to promote the funds in various ways within the financial intermediary's organization. You can ask your financial intermediary for information about any payments it receives from the Distributor or the Fund and any services provided.

How to Purchase Shares

You may purchase Shares of the Fund any day the NYSE is open. The Fund reserves the right to reject any request to purchase or exchange Shares. New investors must submit a completed New Account Form. All accounts, including those for which there is no minimum initial investment amount required, are subject to the Fund's policy on "Accounts with Low Balances" as discussed later in this Prospectus.

Where the Fund offers more than one Share class and you do not specify the class choice on your New Account Form or form of payment (e.g., Federal Reserve wire or check), you automatically will receive the A class.

A & C Classes

You may purchase Shares through a financial intermediary, directly from the Fund or through an exchange from another Federated fund.

IS Class

Eligible investors may purchase Shares through a financial intermediary, directly from the Fund or through an exchange from another Federated fund in the manner described above under "How is the Fund Sold?"

Where applicable, the required minimum initial investment for the IS class is generally $1,000,000. There is no minimum subsequent investment amount.

THROUGH A FINANCIAL INTERMEDIARY

- Establish an account with the financial intermediary; and
- Submit your purchase order to the financial intermediary before the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time).

You will receive the next calculated NAV if the financial intermediary forwards the order on the same day, and forwards your payment by the prescribed trade settlement date (typically within one to three business days) to the Fund's transfer agent, State Street Bank and Trust Company ("Transfer Agent"). You will become the owner of Shares and receive dividends when your

payment is received in accordance with these time frames (provided that, if payment is received in the form of a check, the check clears). If your payment is not received in accordance with these time frames, or a check does not clear, your purchase will be canceled and you could be liable for any losses, fees or expenses incurred by the Fund or the Fund's Transfer Agent.

Financial intermediaries should send payments according to the instructions in the sections "By Wire" or "By Check."

Financial intermediaries may impose higher or lower minimum investment requirements on their customers than those imposed by the Fund. Keep in mind that financial intermediaries may charge you fees for their services in connection with your Share transactions.

DIRECTLY FROM THE FUND

■ Establish your account with the Fund by submitting a completed New Account Form; and

■ Send your payment to the Fund by Federal Reserve wire or check.

You will become the owner of Shares and your Shares will be priced at the next calculated NAV after the Fund receives your wire or your check. If your check does not clear, your purchase will be canceled and you could be liable for any losses or fees incurred by the Fund or the Fund's Transfer Agent.

By Wire

To facilitate processing your order, please call the Fund before sending the wire. Send your wire to:

State Street Bank and Trust Company

Boston, MA

Dollar Amount of Wire

ABA Number 011000028

BNF: 23026552

Attention: Federated EDGEWIRE

Wire Order Number, Dealer Number or Group Number

Nominee/Institution Name

Fund Name and Number and Account Number

You cannot purchase Shares by wire on holidays when wire transfers are restricted.

By Check

Make your check payable to **The Federated Funds**, note your account number on the check, and send it to:

The Federated Funds

P.O. Box 8600

Boston, MA 02266-8600

If you send your check by a **private courier or overnight delivery service** that requires a street address, send it to:

The Federated Funds

30 Dan Road

Canton, MA 02021-2809

Payment should be made in U.S. dollars and drawn on a U.S. bank. The Fund reserves the right to reject **any** purchase request. For example, to protect against check fraud the Fund may reject any purchase request involving a check that is not made payable to **The Federated Funds** (including, but not limited to, requests to purchase Shares using third-party checks) or involving temporary checks or credit card checks.

By Direct Deposit

You may establish Payroll Deduction/Direct Deposit arrangements for investments into the Fund by either calling a Client Service Representative at 1-800-341-7400; or by completing the Payroll Deduction/Direct Deposit Form, which is available on FederatedInvestors.com under Customer Service/Find a Form. You will receive a confirmation when this service is available.

THROUGH AN EXCHANGE

You may purchase Fund Shares through an exchange from another Federated fund. An exchange is treated as a redemption and a subsequent purchase, and is a taxable transaction.

To do this you must:

■ ensure that the account registrations are identical;

■ meet any applicable minimum initial investment requirements; and

■ receive a prospectus for the fund into which you wish to exchange.

The Fund may modify or terminate the exchange privilege at any time.

A & C Classes

You may purchase Shares through an exchange from the same share class of another Federated fund.

IS Class

You may purchase Shares through an exchange from any Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Federated Liberty U.S. Government Money Market Trust and any R class.

By Online Account Services

You may access your accounts online to purchase shares through Federated's Shareholder Account Access system once you have registered for access. Online transactions may be subject to certain limitations including limitations as to the amount of the transaction. For more information about the services available through Shareholder Account Access, please visit www.FederatedInvestors.com and select "My Investments," or call (800) 245-4770 to speak with a Client Service Representative. Institutional shareholders should speak with their Federated relationship manager to discuss online options available.

BY SYSTEMATIC INVESTMENT PROGRAM (SIP)

Once you have opened an account, you may automatically purchase additional Shares on a regular basis by completing the SIP section of the New Account Form or by contacting the Fund or your financial intermediary. The minimum investment amount for SIPs is $50.

BY AUTOMATED CLEARING HOUSE (ACH)

Once you have opened an account, you may purchase additional Shares through a depository institution that is an ACH member. This purchase option can be established by completing the appropriate sections of the New Account Form.

RETIREMENT INVESTMENTS

A & C Classes

You may purchase Shares as retirement investments (such as qualified plans and IRAs or transfer or rollover of assets). Call your financial intermediary or the Fund for information on retirement investments. We suggest that you discuss retirement investments with your tax adviser. You may be subject to an annual IRA account fee.

How to Redeem and Exchange Shares

You should redeem or exchange Shares:
- through a financial intermediary if you purchased Shares through a financial intermediary; or
- directly from the Fund if you purchased Shares directly from the Fund.

Shares of the Fund may be redeemed for cash, or exchanged for shares of other Federated funds as described herein, on days on which the Fund computes its NAV. Redemption requests may be made by telephone or in writing.

THROUGH A FINANCIAL INTERMEDIARY

Submit your redemption or exchange request to your financial intermediary by the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time). The redemption amount you will receive is based upon the next calculated NAV after the Fund receives the order from your financial intermediary.

DIRECTLY FROM THE FUND

By Telephone

You may redeem or exchange Shares by simply calling the Fund at 1-800-341-7400.

If you call before the end of regular trading on the NYSE (normally 4:00 p.m. Eastern time), you will receive a redemption amount based on that day's NAV.

By Mail

You may redeem or exchange Shares by sending a written request to the Fund.

You will receive a redemption amount based on the next calculated NAV after the Fund receives your written request in proper form.

Send requests by mail to:

The Federated Funds

P.O. Box 8600

Boston, MA 02266-8600

Send requests by **private courier or overnight delivery service** to:

The Federated Funds

30 Dan Road

Canton, MA 02021-2809

All requests must include:

- Fund name and Share class, account number and account registration;
- amount to be redeemed or exchanged;

- signatures of all shareholders exactly as registered; and
- **if exchanging**, the Fund name and Share class, account number and account registration into which you are exchanging.

Call your financial intermediary or the Fund if you need special instructions.

Signature Guarantees

Signatures must be guaranteed by a financial institution which is a participant in a Medallion signature guarantee program if:
- your redemption will be sent to an address other than the address of record;
- your redemption will be sent to an address of record that was changed within the last 30 days;
- a redemption is payable to someone other than the shareholder(s) of record; or
- transferring into another fund with a different shareholder registration.

A Medallion signature guarantee is designed to protect your account from fraud. Obtain a Medallion signature guarantee from a bank or trust company, savings association, credit union or broker, dealer or securities exchange member. **A notary public cannot provide a signature guarantee.**

By Online Account Services

You may access your accounts online to redeem or exchange shares through Federated's Shareholder Account Access system once you have registered for access. Online transactions may be subject to certain limitations including limitations as to the amount of the transaction. For more information about the services available through Shareholder Account Access, please visit www.FederatedInvestors.com and select "My Investments," or call (800) 245-4770 to speak with a Client Service Representative. Institutional shareholders should speak with their Federated relationship manager to discuss online options available.

PAYMENT METHODS FOR REDEMPTIONS

Your redemption proceeds will be mailed by check to your address of record. The following payment options are available if you complete the appropriate section of the New Account Form or an Account Service Options Form. These payment options require a signature guarantee if they were not established when the account was opened:
- An electronic transfer to your account at a financial institution that is an ACH member; or
- Wire payment to your account at a domestic commercial bank that is a Federal Reserve System member.

Redemption In-Kind

Although the Fund intends to pay Share redemptions in cash, it reserves the right to pay the redemption price in whole or in part by a distribution of the Fund's portfolio securities.

LIMITATIONS ON REDEMPTION PROCEEDS

Redemption proceeds normally are wired or mailed within one business day after receiving a request in proper form. Payment may be delayed for up to seven days:
- to allow your purchase to clear (as discussed below);
- during periods of market volatility;
- when a shareholder's trade activity or amount adversely impacts the Fund's ability to manage its assets; or
- during any period when the Federal Reserve wire or applicable Federal Reserve banks are closed, other than customary weekend and holiday closings.

If you request a redemption of Shares recently purchased by check (including a cashier's check or certified check), money order, bank draft or ACH, your redemption proceeds may not be made available for up to seven calendar days to allow the Fund to collect payment on the instrument used to purchase such Shares. If the purchase instrument does not clear, your purchase order will be canceled and you will be responsible for any losses incurred by the Fund as a result of your canceled order.

In addition, the right of redemption may be suspended, or the payment of proceeds may be delayed, during any period:
- when the NYSE is closed, other than customary weekend and holiday closings;
- when trading on the NYSE is restricted, as determined by the SEC; or
- in which an emergency exists, as determined by the SEC, so that disposal of the Fund's investments or determination of its NAV is not reasonably practicable.

You will not accrue interest or dividends on uncashed redemption checks from the Fund if those checks are undeliverable and returned to the Fund.

REDEMPTIONS FROM RETIREMENT ACCOUNTS

A & C Classes

In the absence of your specific instructions, 10% of the value of your redemption from a retirement account in the Fund may be withheld for taxes. This withholding only applies to certain types of retirement accounts.

EXCHANGE PRIVILEGE

You may exchange Shares of the Fund. An exchange is treated as a redemption and a subsequent purchase, and is a taxable transaction. To do this, you must:
- ensure that the account registrations are identical;
- meet any applicable minimum initial investment requirements; and
- receive a prospectus for the fund into which you wish to exchange.

The Fund may modify or terminate the exchange privilege at any time.

In addition, the Fund may terminate your exchange privilege if your exchange activity is found to be excessive under the Fund's frequent trading policies. See "Account and Share Information – Frequent Trading Policies."

A & C Classes

You may exchange Shares into shares of the same class of another Federated fund.

IS Class

You may exchange Shares for shares of any Federated fund or share class that does not have a stated sales charge or contingent deferred sales charge, except Federated Liberty U.S. Government Money Market Trust and any R class.

SYSTEMATIC WITHDRAWAL/EXCHANGE PROGRAM

You may automatically redeem or exchange Shares. The minimum amount for all new or revised systematic redemptions or exchanges of Shares is $50 per transaction per fund. Complete the appropriate section of the New Account Form or an Account Service Options Form or contact your financial intermediary or the Fund. Your account value must meet the minimum initial investment amount at the time the program is established. This program may reduce, and eventually deplete, your account. Payments should not be considered yield or income.

Generally, it is not advisable to continue to purchase Shares subject to a sales charge while redeeming Shares using this program.

ADDITIONAL CONDITIONS

Telephone Transactions

The Fund will record your telephone instructions. If the Fund does not follow reasonable procedures, it may be liable for losses due to unauthorized or fraudulent telephone instructions.

Share Certificates

The Fund does not issue share certificates.

Account and Share Information

CONFIRMATIONS AND ACCOUNT STATEMENTS

You will receive confirmation of purchases, redemptions and exchanges (except for systematic transactions). In addition, you will receive periodic statements reporting all account activity, including systematic transactions, dividends and capital gains paid.

DIVIDENDS AND CAPITAL GAINS

The Fund declares and pays any dividends monthly to shareholders. Dividends are paid to all shareholders invested in the Fund on the record date. The record date is the date on which a shareholder must officially own Shares in order to earn a dividend.

In addition, the Fund pays any capital gains at least annually and may make such special distributions of dividends and capital gains as may be necessary to meet applicable regulatory requirements. Your dividends and capital gains distributions will be automatically reinvested in additional Shares without a sales charge, unless you elect cash payments. Dividends may also be reinvested without sales charges in shares of any class of any other Federated fund of which you are already a shareholder.

If you purchase Shares just before the record date for a dividend or capital gain distribution, you will pay the full price for the Shares and then receive a portion of the price back in the form of a taxable distribution, whether or not you reinvest the distribution in Shares. Therefore, you should consider the tax implications of purchasing Shares shortly before the record date for a dividend or capital gain. Contact your financial intermediary or the Fund for information concerning when dividends and capital gains will be paid.

Under the federal securities laws, the Fund is required to provide a notice to shareholders regarding the source of distributions made by the Fund if such distributions are from sources other than ordinary investment income. In addition, important information regarding the Fund's distributions, if applicable, is available via the link to the Fund and share class name at www.Federatedinvestors.com/FundInformation.

SMALL DISTRIBUTIONS AND UNCASHED CHECKS

Generally, dividend and/or capital gain distributions payable by check in an amount of less than $25 will be automatically reinvested in additional shares. This policy does not apply if you have elected to receive cash distributions that are directly deposited into your bank account via wire or ACH.

Additionally, if one or more dividend or capital gain distribution checks are returned as "undeliverable," or remain uncashed for 180 days, all subsequent dividend and capital gain distributions will be reinvested in additional shares. No interest will accrue on amounts represented by uncashed distribution checks. For questions on whether reinvestment applies to your distributions, please contact a Client Service Representative at 1-800-341-7400.

ACCOUNTS WITH LOW BALANCES

Federated reserves the right to close accounts if redemptions or exchanges cause the account balance to fall below:
- $1,500 for the A and C classes (or in the case of IRAs, $250); and
- $25,000 for the IS class.

Before an account is closed, you will be notified and allowed at least 30 days to purchase additional Shares to meet the minimum.

TAX INFORMATION

The Fund sends an IRS Form 1099 and an annual statement of your account activity to assist you in completing your federal, state and local tax returns. Fund distributions of dividends and capital gains are taxable to you whether paid in cash or reinvested in the Fund. Dividends are taxable at different rates depending on the source of dividend income. Distributions of net short-term capital gains are taxable to you as ordinary income. Distributions of net long-term capital gains are taxable to you as long-term capital gains regardless of how long you have owned your Shares.

Fund distributions are expected to be both dividends and capital gains. Redemptions and exchanges are taxable sales. Please consult your tax adviser regarding your federal, state and local tax liability.

FREQUENT TRADING POLICIES

Frequent or short-term trading into and out of the Fund can have adverse consequences for the Fund and shareholders who use the Fund as a long-term investment vehicle. Such trading in significant amounts can disrupt the Fund's investment strategies (e.g., by requiring it to sell investments at inopportune times or maintain excessive short-term or cash positions to support redemptions), increase brokerage and administrative costs and affect the timing and amount of taxable gains distributed by the Fund. Investors engaged in such trading may also seek to profit by anticipating changes in the Fund's NAV in advance of the time as of which NAV is calculated or through an overall strategy to buy and sell Shares in response to incremental changes in the Fund's NAV.

The Fund's Board has approved policies and procedures intended to discourage excessive frequent or short-term trading of the Fund's Shares. The Fund's fair valuation procedures are intended in part to discourage short-term trading strategies by reducing the potential for these strategies to succeed. See "What Do Shares Cost?" The Fund also monitors trading in Fund Shares in an effort to identify disruptive trading activity. The Fund monitors trades into and out of the Fund within a period of 30 days or less.

The Fund may also monitor trades into and out of the Fund for potentially disruptive trading activity over periods longer than 30 days. The size of Share transactions subject to monitoring varies. Where it is determined that a shareholder has exceeded the detection amounts twice within a period of 12 months, the Fund will temporarily prohibit the shareholder from making further purchases or exchanges of Fund Shares. If the shareholder continues to exceed the detection amounts for specified periods the Fund will impose lengthier trading restrictions on the shareholder, up to and including permanently prohibiting the shareholder from making any further purchases or exchanges of Fund Shares. Whether or not the specific monitoring limits are exceeded, the Fund's management or the Adviser may determine from

the amount, frequency or pattern of purchases and redemptions or exchanges that a shareholder is engaged in excessive trading that is or could be detrimental to the Fund and other shareholders and may prohibit the shareholder from making further purchases or exchanges of Fund Shares. No matter how the Fund defines its limits on frequent trading of Fund Shares, other purchases and sales of Fund Shares may have adverse effects on the management of the Fund's portfolio and its performance.

The Fund's frequent trading restrictions, do not apply to purchases and sales of Fund Shares by other Federated funds. These funds impose the same frequent trading restrictions as the Fund at their shareholder level. In addition, allocation changes of the investing Federated fund are monitored, and the managers of the recipient fund must determine that there is no disruption to their management activity. The intent of this exception is to allow investing fund managers to accommodate cash flows and other activity that result from non-abusive trading in the investing fund, without being stopped from such trading because the aggregate of such trades exceeds the monitoring limits. Nonetheless, as with any trading in Fund Shares, purchases and redemptions of Fund Shares by other Federated funds could adversely affect the management of the Fund's portfolio and its performance.

The Fund will not restrict transactions made on a non-discretionary basis by certain asset allocation programs, wrap programs, fund of funds, collective funds or other similar accounts that have been pre-approved by Federated ("Approved Accounts"). The Fund will continue to monitor transactions by the Approved Accounts and will seek to limit or restrict even non-discretionary transactions by Approved Accounts that are determined to be disruptive or harmful to the Fund.

The Fund's objective is that its restrictions on short-term trading should apply to all shareholders that are subject to the restrictions, regardless of the number or type of accounts in which Shares are held. However, the Fund anticipates that limitations on its ability to identify trading activity to specific shareholders, including where shares are held through intermediaries in multiple or omnibus accounts, will mean that these restrictions may not be able to be applied uniformly in all cases.

Other funds in the Federated family of funds may impose different monitoring policies or in some cases, may not monitor for frequent or short-term trading. Under normal market conditions such monitoring policies are designed to protect the funds being monitored and their shareholders and the operation of such policies and shareholder investments under such monitoring are not expected to have materially adverse impact on the Federated funds or their shareholders. If you plan to exchange your fund shares for shares of another Federated fund, please read the prospectus of that other Federated fund for more information.

The Fund may invest in affiliated investment companies whose boards have determined not to adopt frequent trading policies. The Fund therefore may be exposed to any adverse consequences of any frequent or short-term trading in such funds, to the extent of the Fund's investment therein.

PORTFOLIO HOLDINGS INFORMATION

Information concerning the Fund's portfolio holdings is available via the link to the Fund and share class name at www.Federatedinvestors.com/FundInformation. A complete listing of the Fund's portfolio holdings as of the end of each calendar quarter is posted on the website 30 days (or the next business day) after the end of the quarter and remains posted for six months thereafter. Summary portfolio composition information as of the close of each month is posted on the website 15 days (or the next business day) after month-end and remains posted until replaced by the information for the succeeding month. The summary portfolio composition information may include identification of the Fund's top ten holdings and a percentage breakdown of the portfolio by sector.

You may also access portfolio information as of the end of the Fund's fiscal quarters via the link to the Fund and share class name at www.FederatedInvestors.com/FundInformation. The Fund's Annual and Semi-Annual Shareholder Reports contain complete listings of the Fund's portfolio holdings as of the end of the Fund's second and fourth fiscal quarters. The Fund's Form N-Q filings contain complete listings of the Fund's portfolio holdings as of the end of the Fund's first and third fiscal quarters. Fiscal quarter information is made available on the website within 70 days after the end of the fiscal quarter. This information is also available in reports filed with the SEC at the SEC's website at www.sec.gov.

In addition, from time to time (for example, during periods of unusual market conditions), additional information regarding the Fund's portfolio holdings and/or composition may be posted to Federated's website. If and when such information is posted, its availability will be noted on, and the information will be accessible from, the home page of the website.

Who Manages the Fund?

The Board governs the Fund. The Board selects and oversees the Co-Advisers. The Co-Advisers manage the Fund's assets, including buying and selling portfolio securities. Federated Advisory Services Company (FASC), an affiliate of the Co-Advisers, provides research, quantitative analysis, equity trading and transaction settlement and certain support services to the Co-Advisers. Federated Investors (UK) LLP (Federated UK), an affiliate of the Co-Advisers, provides certain non-discretionary credit research and analysis services regarding issuers in specified non-U.S. geographic regions (e.g., Europe), and certain non-discretionary credit research, analysis and review services regarding project and trade finance-related securities, loans, borrowers, and/or issuers, to the Co-Advisers for use by the Co-Advisers in their discretion. The fee for the FASC and Federated UK services is paid by the Co-Advisers and not by the Fund.

The address of Fed Global is 450 Lexington Avenue, Suite 3700, New York, NY 10017-3943. The address of each of FASC, FIMCO and FEMCOPA is Federated Investors Tower, 1001 Liberty Avenue, Pittsburgh, PA 15222-3779. The address of Federated UK is Liberty House, 222 Regent Street, London, United Kingdom W1B 5TR.

The Co-Advisers collectively provide investment research and supervision of the investments of the Fund and conduct a continuous program of investment evaluation and of appropriate sale or other disposition and reinvestment of the Fund's assets. The responsibilities of each Co-Adviser will be based on the expertise and experience of the Fund portfolio manager(s) employed by the Co-Adviser, who may share responsibilities for certain aspects of the Fund's investment program.

The Co-Advisers and other subsidiaries of Federated advise approximately 135 equity, fixed-income and money market mutual funds as well as a variety of other pooled investment vehicles, private investment companies and customized separately managed accounts (including non-U.S./offshore funds) which totaled approximately $376.1 billion in assets as of December 31, 2013. Federated was established in 1955 and is one of the largest investment managers in the United States with approximately 1,400 employees. Federated provides investment products to approximately 6,000 investment professionals and institutions.

Fed Global advises approximately 18 equity mutual funds (including sub-advised funds) as well as a variety of separately managed accounts, institutional separate accounts and private investment companies and other pooled investment vehicles (including non-U.S./offshore funds), which totaled approximately $10.7 billion in assets as of December 31, 2013.

FEMCOPA advises approximately 17 equity mutual funds (including sub-advised funds) which totaled approximately $19.6 billion in assets as of December 31, 2013.

FIMCO advises approximately 106 fixed-income and money market mutual funds (including sub-advised funds) and private investment companies, which totaled approximately $254.4 billion in assets as of December 31, 2013.

PORTFOLIO MANAGEMENT INFORMATION

Fed Global

James P. Gordon, Jr.

James P. Gordon, Jr., Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014. Mr. Gordon joined Federated in September 2002 as Head of Quantitative Research and Analysis and Vice President of a Federated advisory subsidiary. He has been a Senior Vice President of the Fund's Co-Adviser, Fed Global since 2013. Previously, he was Vice President and Head of Quantitative Research for U.S. Equity at J.P. Morgan Investment Management, having joined as an analyst in April 1992. Mr. Gordon has received the Chartered Financial Analyst designation, and earned a B.S., Applied and Engineering Physics, and a M. Eng., Operations Research and Industrial Engineering from Cornell University, and an M.B.A. with a concentration in Finance and Business Policy from the University of Chicago.

FEMCOPA

Michael T. Dieschbourg

Michael T. Dieschbourg, Senior Portfolio Manager, has been the Fund's portfolio manager since December 2014. Mr. Dieschbourg joined Federated in January 2014 as Managing Director of the Alternatives/Managed Risk Group and Senior Vice President of the Fund's Co-Adviser, FEMCOPA. Prior to joining Federated, Mr. Dieschbourg was employed with Broadmark Asset Management, Inc., serving as Senior Managing Director, from 2010 to 2013. Previously, he worked for two Legg Mason affiliates from 2005 to 2010: serving as Chief Executive Officer and Global and International Equity Manager with Global Currents Investment Management, LLC, and serving as Managing Director with Brandywine Global Asset Management. Mr. Dieschbourg has received the Certified Investment Management Analyst® certification and earned a B.B.A. from Loyola University.

John L. Nichol

John L. Nichol has been a Portfolio Manager of the Fund's equity asset class since December 2014. Mr. Nichol joined Federated in September 2000 as an Assistant Vice President/Senior Investment Analyst. He has been a Portfolio Manager since December 2000 and was named a Vice President of the Fund's Co-Adviser, FEMCOPA in July 2001. Mr. Nichol served as a portfolio manager and analyst for the Public Employees Retirement System of Ohio from 1992 through August 2000. Mr. Nichol has received the Chartered Financial Analyst designation. He received his M.B.A. with an emphasis in Finance and Management and Information Science from the Ohio State University.

Linda Bakhshian

Linda Bakhshian, CPA and Portfolio Manager, has been a portfolio manager of the Fund since December 2014. Ms. Bakhshian joined Federated in 2007 and is a Vice President of the Fund's Co-Adviser, FEMCOPA. Previously, she served as an equity research analyst with the Principal Financial Group from September 2002 to October 2007. Ms. Bakhshian has earned the Chartered Accountant designation and received her B.B. from the University of New England (Australia).

Damian M. McIntyre

Damian M. McIntyre is an Associate Portfolio Manager and has been an Associate Portfolio Manager on the Fund since inception in December 2014. Mr. McIntyre joined Federated in 2008 as an Associate Quantitative Analyst and has been responsible for assisting with the investment process in the Global Equity Area, focusing on Managed Risk strategies. Mr. McIntyre received his B.S., Computational Finance, and an M.B.A. with a concentration in Finance, Economics and Strategy from Carnegie Mellon University

FIMCO

Jerome D. Conner

Jerome D. Conner, Portfolio Manager, has been the Fund's portfolio manager since December 2014. Mr. Conner joined Federated in 2002 as an Investment Analyst, responsible for research and competitive analysis in the domestic fixed income area concentrating on high-grade corporate and commercial mortgage-backed securities. He became an Assistant Vice President of the Fund's Co-Adviser, FIMCO in 2004 and a Vice President and Senior Investment Analyst in 2007. Mr. Conner has received the Chartered Financial Analyst designation. Previous associations: Associate, Riggs Capital Partners; Associate, Allied Capital; Relationship Manager, Mellon Bank Corporate Banking Department; Officer, U.S. Marine Corps. B.S., U.S. Naval Academy; M.S., Boston University.

As noted in the section defining Principal Securities, the Fund has the ability to invest in affiliated investment companies, which are not available for general public investment, to gain additional exposure to mortgage-backed, high-yield and emerging market fixed-income securities. The following individuals are Portfolio Managers of the affiliated investment companies:

HIGH-YIELD AFFILIATED FUND

Mark E. Durbiano

Mark E. Durbiano has been the high-yield affiliated fund's Portfolio Manager since August 1996. Mr. Durbiano joined Federated in 1982 and has been a Senior Portfolio Manager and a Senior Vice President of the high-yield affiliated fund's Adviser since 1996, and serves as a Portfolio Manager and Vice President from 1988 through 1995. Mr. Durbiano has received the Chartered Financial Analyst designation and an M.B.A. in Finance from the University of Pittsburgh.

EMERGING MARKETS AFFILIATED FUND

Ihab Salib

Ihab Salib is a Senior Portfolio Manager and Head of the International Fixed Income Group and has been the Portfolio Manager of the emerging markets affiliated fund since May 2013. Mr. Salib joined Federated in April 1999 as a Senior Fixed Income Trader/Assistant Vice President of the emerging markets affiliated fund's Adviser. In July 2000, he was named a Vice

President and in 2007 was named Senior Vice President. From January 1994 through March 1999, Mr. Salib was employed as a Senior Global Fixed Income Analyst with UBS Brinson, Inc. Mr. Salib received his B.A. with a major in Economics from Stony Brook University.

MORTGAGE-BACKED AFFILIATED FUND

Todd A. Abraham

Todd A. Abraham has been the Portfolio Manager of the mortgage-backed affiliated fund since August 1996. Mr. Abraham has been a Portfolio Manager since 1995 and a Senior Vice President of the mortgage-backed fund's Adviser since 2007. Mr. Abraham joined Federated in 1993 as an Investment Analyst and served as Assistant Vice President from 1995 to 1997. Mr. Abraham served as a Portfolio Analyst at Ryland Mortgage Co. from 1992 to 1993. Mr. Abraham has received the Chartered Financial Analyst designation and an M.B.A. in Finance from Loyola College.

The Fund's SAI provides additional information about the Portfolio Managers' compensation, management of other accounts and ownership of securities in the Fund.

ADVISORY FEES

The Fund's investment co-advisory contract provides for payment of an aggregate annual investment advisory fee of 0.75% of the Fund's average daily net assets for all services provided by the Co-Advisers. The Co-Advisers may voluntarily waive a portion of the fee or reimburse the Fund for certain operating expenses. The Co-Advisers and their affiliates have also agreed to certain "Fee Limits" as described in the footnote to the "Risk/Return Summary: Fees and Expenses" table found in the "Fund Summary" section of the Prospectus.

A discussion of the Board's review of the Fund's investment co-advisory contract is available in the Fund's shareholder reports as they become available.

Financial Information

FINANCIAL HIGHLIGHTS

The Fund's fiscal year end is November 30. As the Federated Managed Volatility Fund's first fiscal year will end November 30, 2015, the Fund's audited financial information is not available as of the date of this Prospectus.

Appendix A: Hypothetical Investment and Expense Information

The following charts provide additional hypothetical information about the effect of the Fund's expenses, including investment advisory fees and other Fund costs, on the Fund's assumed returns over a 10-year period. The charts show the estimated expenses that would be incurred in respect of a hypothetical investment, of $10,000, assuming a 5% return each year, and no redemption of Shares. Each chart also assumes that the Fund's annual expense ratio stays the same throughout the 10-year period and that all dividends and distributions are reinvested. The annual expense ratio used in each chart is the same as stated in the "Fees and Expenses" table of this Prospectus (and thus may not reflect any fee waiver or expense reimbursement currently in effect). The maximum amount of any sales charge that might be imposed on the *purchase* of Shares (and deducted from the hypothetical initial investment of $10,000; the "Front-End Sales Charge") is reflected in the "Hypothetical Expenses" column. The hypothetical investment information does not reflect the effect of charges (if any) normally applicable to *redemptions* of Shares (e.g., deferred sales charges, redemption fees). Mutual fund returns, as well as fees and expenses, may fluctuate over time, and your actual investment returns and total expenses may be higher or lower than those shown below.

FEDERATED MANAGED VOLATILITY FUND - A CLASS

ANNUAL EXPENSE RATIO: 1.62%

MAXIMUM FRONT-END SALES CHARGE: 5.50%

Year	Hypothetical Beginning Investment	Hypothetical Performance Earnings	Investment After Returns	Hypothetical Expenses	Hypothetical Ending Investment
1	$10,000.00	$472.50	$9,922.50	$705.68	$9,769.41
2	$9,769.41	$488.47	$10,257.88	$160.94	$10,099.62
3	$10,099.62	$504.98	$10,604.60	$166.38	$10,440.99
4	$10,440.99	$522.05	$10,963.04	$172.00	$10,793.90
5	$10,793.90	$539.70	$11,333.60	$177.82	$11,158.73
6	$11,158.73	$557.94	$11,716.67	$183.83	$11,535.90
7	$11,535.90	$576.80	$12,112.70	$190.04	$11,925.81
8	$11,925.81	$596.29	$12,522.10	$196.46	$12,328.90
9	$12,328.90	$616.45	$12,945.35	$203.10	$12,745.62
10	$12,745.62	$637.28	$13,382.90	$209.97	$13,176.42
Cumulative		$5,512.46		$2,366.22	

FEDERATED MANAGED VOLATILITY FUND - C CLASS

ANNUAL EXPENSE RATIO: 2.37%

MAXIMUM FRONT-END SALES CHARGE: NONE

Year	Hypothetical Beginning Investment	Hypothetical Performance Earnings	Investment After Returns	Hypothetical Expenses	Hypothetical Ending Investment
1	$10,000.00	$500.00	$10,500.00	$240.12	$10,263.00
2	$10,263.00	$513.15	$10,776.15	$246.43	$10,532.92
3	$10,532.92	$526.65	$11,059.57	$252.91	$10,809.94
4	$10,809.94	$540.50	$11,350.44	$259.56	$11,094.24
5	$11,094.24	$554.71	$11,648.95	$266.39	$11,386.02
6	$11,386.02	$569.30	$11,955.32	$273.40	$11,685.47
7	$11,685.47	$584.27	$12,269.74	$280.59	$11,992.80

8	$11,992.80	$599.64	$12,592.44	$287.97	$12,308.21
9	$12,308.21	$615.41	$12,923.62	$295.54	$12,631.92
10	$12,631.92	$631.60	$13,263.52	$303.31	$12,964.14
Cumulative		$5,635.23		$2,706.22	

FEDERATED MANAGED VOLATILITY FUND - IS CLASS

ANNUAL EXPENSE RATIO: 1.37%

MAXIMUM FRONT-END SALES CHARGE: NONE

Year	Hypothetical Beginning Investment	Hypothetical Performance Earnings	Investment After Returns	Hypothetical Expenses	Hypothetical Ending Investment
1	$10,000.00	$500.00	$10,500.00	$139.49	$10,363.00
2	$10,363.00	$518.15	$10,881.15	$144.55	$10,739.18
3	$10,739.18	$536.96	$11,276.14	$149.80	$11,129.01
4	$11,129.01	$556.45	$11,685.46	$155.23	$11,532.99
5	$11,532.99	$576.65	$12,109.64	$160.87	$11,951.64
6	$11,951.64	$597.58	$12,549.22	$166.71	$12,385.48
7	$12,385.48	$619.27	$13,004.75	$172.76	$12,835.07
8	$12,835.07	$641.75	$13,476.82	$179.03	$13,300.98
9	$13,300.98	$665.05	$13,966.03	$185.53	$13,783.81
10	$13,783.81	$689.19	$14,473.00	$192.27	$14,284.16
Cumulative		$5,901.05		$1,646.24	

An SAI dated December 1, 2014, includes additional information about the Fund and is incorporated by reference into this Prospectus. The SAI contains a description of the Fund's policies and procedures with respect to the disclosure of its portfolio securities. To obtain the SAI and other information without charge, and to make inquiries, call your financial intermediary or the Fund at 1-800-341-7400.

You can obtain information about the Fund (including the SAI) by writing to or visiting the SEC's Public Reference Room in Washington, DC. You may also access Fund information from the EDGAR Database on the SEC's website at www.sec.gov. You can purchase copies of this information by contacting the SEC by email at publicinfo@sec.gov or by writing to the SEC's Public Reference Section, Washington, DC 20549. Call 1-202-551-8090 for information on the Public Reference Room's operations and copying fees.



Federated Managed Volatility Fund
Federated Investors Funds
4000 Ericsson Drive
Warrendale, PA 15086-7561

Contact us at **FederatedInvestors.com**
or call 1-800-341-7400.

Federated Securities Corp., Distributor

Investment Company Act File No. 811-4017

CUSIP 31421N105
CUSIP 31421N204
CUSIP 31421N303

Q452278 (x/xx)

Summary report: Litéra® Change-Pro TDC 7.5.0.135 Document comparison done on 12/1/2014 1:50:54 PM	
Style name: KL Standard	
Intelligent Table Comparison: Active	
Original DMS:dm://BOS/3433591/1	
Modified DMS: dm://BOS/3433591/14	
Changes:	
Add	96
Delete	69
Move From	20
Move To	20
Table Insert	1
Table Delete	2
Table moves to	0
Table moves from	0
Embedded Graphics (Visio, ChemDraw, Images etc.)	0
Embedded Excel	0
Format changes	0
Total Changes:	208